Aracruz Celulose S.A.

Interim Financial Statements for the Quarters Ended September 30, 2009 and 2008, and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61
04 - NIRE
3200000

01.02 - ADDRESS OF HEAD OFFICES

01 - Complete Address 02 - District 03 - Zip Code (CEP)
Caminho Barra do Riacho, s/nº - km 25 Barra do Riacho 29.197-900
04 - City 05 - State
Aracruz Espírito Santo
06 - Area Code 07 - Telephone 08 - Telephone 09 - Telephone 10 - Telex
027 3270-2442 3270-2540 3270-2844 --
11 - Area Code 12 - FAX NO. 13 - FAX NO. 14 - FAX NO.
027 3270-2590 3270-2171 3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - MARKET RELATIONS OFFICER (Business address)

01 - NAME
Marcos Grodetzky
02 – Complete Address 03 - District
Av. Brigadeiro Faria Lima, 2277 - 3rd and 4th Floors Jardim Paulistano
04 - Zip Code (CEP) 05 - City 06 - State
01.452-000 São Paulo SP
07 - Area Code 08 - TelephonE 09 - TelephonE 10 Telephone 11 - Telex
011 3301-4160 3301-4139 3301-4194 --
12 - Area Code 13 - FAX NO 14 - FAX NO 15 - FAX NO
011 3301-4202 3301-4117 3301-4275
16 - E-MAIL
invest@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE

current fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2009	12/31/2009	3	07/01/2009	09/30/2009	2	04/01/2009	06/30/2009
9 – NAME / ACCOUNTANT CORPORATE NAME					10 - CVM Code
PricewaterhouseCoopers Auditores Independentes					00287-9
11 – NAME OF THE TECHNICAL RESPONSIBLE PERSON					12 – CPF nº
Carlos Eduardo Guaraná Medonça					401.371.636-49

01.05 – cURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY SHARES

NUMBER OF SHARES (Thousands)	1 - CURRENT QUARTER 09/30/2009	2 – PREVIOUS QUARTER 06/30/2009	3 –QUARTER PREVIOUS YEAR 09/30/2008
PAID-IN CAPITAL
1 – COMMON	454,908	455,391	455,391
2 –PREFERRED	575,680	577,163	577,163
3 – TOTAL	1,030,588	1,032,554	1,032,554
IN TREASURY
4 – COMMON	0	483	483
5 –PREFERRED	0	1,483	1,483
6 – TOTAL	0	1,966	1,966

Page: 1

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 – COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL & OTHER companies
2 – STATUS OPERATIONAL
3 – NATURE OF STOCK CONTROL PRIVATE LOCAL
4 – ACTIVITY CODE 1040 – PAPER AND PULP INDUSTRY
5 – COMPANY ACTIVITY Production of Bleached Eucalyptus Pulp
6 – CONSOLIDATION METHOD FULL
7 - AUDITORS’ REPORT TYPE UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 - ITEM	02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT BEGIN	6 - STOCK TYPE	7 - VALUE PER SHARE

01.09 – SUBSCRIbed CAPITAL AND changes in accounting period in course

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL VALUE (REAL THOUSAND)	4 - CHANGE VALUE (REAL THOUSAND)	5 - CHANGE ORIGIN	7 – NUMBER OF OUTSTANDING SHARES (THOUSAND)	8 – PRICE PER SHARE ON ISSUE DATE (REAL)
01	04/24/2007	2,871,781	1,017,275	EARNINGS RESERVES	0	0,000000

01.10 - INVESTOR RELATIONS officer

01 - DATE	02 – SIGNATURE
11/12/2009

Page: 2

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEETS – ASSETS – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
1	TOTAL ASSETS	9,745,394	9,499,429
1.1	CURRENT ASSETS	3,270,356	1,661,740
1.1.1	CASH AND CASH EQUIVALENTS	2,180	2,966
1.1.2	RECEIVABLES	845,775	908,297
1.1.2.1	TRADE ACCOUNTS RECEIVABLE	649,553	664,637
1.1.2.1.1	TRADE ACCOUNTS RECEIVABLE - PULP	627,618	641,145
1.1.2.1.2	TRADE ACCOUNTS RECEIVABLE - PAPER	19,753	16,262
1.1.2.1.3	TRADE ACCOUNTS RECEIVABLE – OTHER	2,182	7,230
1.1.2.2	OTHER RECEIVABLES	196,222	243,660
1.1.2.2.1	EMPLOYEES	3,396	4,102
1.1.2.2.2	SUPPLIERS	826	1,175
1.1.2.2.3	SUBSIDIARIES	1,578	1,053
1.1.2.2.4	TAXES	180,761	212,741
1.1.2.2.5	OTHER	9,661	24,589
1.1.3	INVENTORIES	131,470	215,540
1.1.3.1	SUPPLIES	67,865	111,016
1.1.3.2	RAW MATERIALS	39,275	54,505
1.1.3.3	FINISHED GOODS	24,330	49,978
1.1.3.4	PRODUCTION IN PROCESS	0	0
1.1.3.5	OTHER	0	41
1.1.4	OTHER	2,290,931	534,937
1.1.4.1	SHORT-TERM INVESTMENTS	308,518	405,025
1.1.4.2	CASH INVESTMENTS	0	0
1.1.4.3	PREPAID EXPENSES	10,854	18,576
1.1.4.4	ASSETS AVAILABLE FOR SALE	1,921,807	96,911
1.1.4.3	DERIVATIVES	49,752	14,425
1.2	NONCURRENT ASSETS	6,475,038	7,837,689
1.2.1	LONG-TERM ASSETS	383,090	386,054
1.2.1.1	OTHER RECEIVABLES	347,699	354,736
1.2.1.1.1	TRADE ACCOUNTS RECEIVABLE	44,284	32,005
1.2.1.1.2	SUPPLIERS	241,052	263,506
1.2.1.1.3	TAXES	62,363	59,225
1.2.1.1.4	OTHER	0	0
1.2.1.2	DUE FROM RELATED PARTIES	6,748	11,328
1.2.1.2.1	ASSOCIATES	0	0
1.2.1.2.2	SUBSIDIARIES	6,748	11,328
1.2.1.2.3	OTHER RELATED PARTIES	0	0

Page: 3

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEETS – ASSETS – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
1.2.1.3	OTHER	28,643	19,990
1.2.1.3.1	LONG-TERM INVESTMENTS	6,458	6,492
1.2.1.3.2	ESCROW DEPOSITS	22,185	13,498
1.2.1.3.3	OTHER	0	0
1.2.2	PERMANENT ASSETS	6,091,948	7,451,635
1.2.2.1	INVESTMENTS	3,803,420	3,396,056
1.2.2.1.1	ASSOCIATES	15,404	15,724
1.2.2.1.2	ASSOCIATES - GOODWILL	0	0
1.2.2.1.3	SUBSIDIARIES	3,778,274	3,367,369
1.2.2.1.4	SUBSIDIARIES - GOODWILL	9,742	9,741
1.2.2.1.5	OTHER INVESTMENTS	0	3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	2,219,457	3,987,746
1.2.2.2.1	LAND	626,617	1,186,207
1.2.2.2.2	BUILDINGS	179,526	254,615
1.2.2.2.3	MACHINERY, EQUIPMENT AND IMPLEMENTS	67,193	527,035
1.2.2.2.4	FORESTS	873,462	1,235,787
1.2.2.2.5	ADVANCES TO SUPPLIERS	287,520	346,320
1.2.2.2.6	CONSTRUCTION IN PROGRESS	162,892	360,655
1.2.2.2.7	OTHER	22,247	77,127
1.2.2.3	INTANGIBLE ASSETS	69,071	67,833
1.2.2.4	DEFERRED CHARGES	0	0
1.2.2.4.1	INDUSTRIAL	0	0
1.2.2.4.2	FORESTRY	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0
1.2.2.4.4	GOODWILL ON MERGER OF ENTITY	0	0
1.2.2.4.5	OTHER	0	0

Page: 4

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,745,394	9,499,429
2.1	CURRENT LIABILITIES	1,048,214	889,936
2.1.1	LOANS AND FINANCING	146,975	421,856
2.1.1.1	LOANS AND FINANCING	146,975	420,236
2.1.1.2	DERIVATIVES	0	1,620
2.1.2	DEBENTURES	0	0
2.1.3	TRADE ACCOUNTS PAYABLE	142,957	153,722
2.1.4	TAXES	19,596	21,491
2.1.5	DIVIDENDS PAYABLE	1,393	1,398
2.1.6	PROVISIONS	45,758	44,371
2.1.6.1	VACATION AND 13th SALARY	26,467	28,700
2.1.6.2	PROFIT SHARING	19,291	15,671
2.1.7	DUE TO RELATED PARTIES	690,636	243,052
2.1.7.1	ADVANCES FROM SUBSIDIARIES	590,021	202,803
2.1.7.2	OTHER PAYABLES TO SUBSIDIARIES	100,615	40,249
2.1.7.3	OTHER	0	0
2.1.8.	OTHER	899	4,046
2.1.8.1	ASSETS AVAILABLE FOR SALE	0	0
2.1.8.2	OTHER	899	4,046
2.2	NONCURRENT LIABILITIES	6,748,613	7,012,546
2.2.1	LONG-TERM LIABILITIES	6,748,613	7,012,546
2.2.1.1	LOANS AND FINANCING	1,930,109	4,480,812
2.2.1.1.1	LOANS AND FINANCING	1,930,109	4,480,812
2.2.1.1.2	DERIVATIVES	0	0
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISION	453,030	454,925
2.2.1.3.1	LABOR CONTINGENCIES	14,428	13,933
2.2.1.3.2	TAX CONTINGENCIES	268,500	440,992
2.2.1.3.3	DEFERRED INCOME TAX	170,102	0
2.2.1.4	DUE TO RELATED PARTIES	4,277,654	1,990,239
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	4,277,654	1,990,239
2.2.1.5	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.2.1.6	OTHER	87,820	86,570

Page: 5

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
2.2.1.6.1	TRADE ACCOUNTS PAYABLE	13,254	13,254
2.2.1.6.2	OTHER	74,566	73,316
2.3	DEFERRED INCOME	0	0
2.5	SHAREHOLDERS’ EQUITY	1,948,567	1,596,947
2.5.1	PAID-IN CAPITAL	2,871,781	2,871,781
2.5.1.1	COMMON STOCK	1,266,551	1,266,551
2.5.1.2	PREFERRED STOCK	1,605,230	1,605,230
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / ASSOCIATES	0	0
2.5.4	EARNINGS RESERVES	0	(8,986)
2.5.4.1	LEGAL	0	0
2.5.4.2	BYLAWS	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	0	0
2.5.4.6	SPECIAL FOR UNPAID DIVIDENDS	0	0
2.5.4.7	OTHER EARNINGS RESERVES	0	(8,986)
2.5.4.7.1	TREASURY SHARES	0	(8,986)
2.5.5	VALUATION ADJUSTMENTS TO EQUITY	0	0
2.5.5.1	MARK-TO-MARKET OF SECURITIES	0	0
2.5.5.2	CUMULATIVE TRANSLATION ADJUSTMENTS	0	0
2.5.5.3	BUSINESS COMBINATION ADJUSTMENTS	0	0
2.5.6	RETAINED EARNINGS (ACCUMULATED LOSSES)	(923,214)	(1,265,848)
2.5.7	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

Page: 6

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 – STATEMENTS OF OPERATIONS – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2009 TO : 09/30/2009	4 FROM: 01/01/2009 TO : 09/30/2009	5 – FROM: 07/01/2008 TO : 09/30/2008	6 – FROM: 01/01/2008 TO : 09/30/2008
3.1	GROSS SALES AND SERVICES REVENUE	571,876	1,751,401	676,257	1,915,157
3.2	SALES TAXES AND OTHER DEDUCTIONS	(13,147)	(33,438)	(9,723)	(31,934)
3.3	NET REVENUE	558,729	1,717,963	666,534	1,883,223
3.4	COST OF SALES AND SERVICES	(518,072)	(1,510,715)	(519,095)	(1,434,344)
3.5	GROSS PROFIT	40,657	207,248	147,439	448,879
3.6	OPERATING (EXPENSES) INCOME	501,845	1,291,220	(2,248,215)	(2,155,052)
3.6.1	SELLING	(16,241)	(46,375)	(15,114)	(43,392)
3.6.2	GENERAL AND ADMINISTRATIVE	(30,396)	(75,801)	(31,051)	(80,638)
3.6.3	FINANCIAL	561,661	1,410,655	(1,548,052)	(1,326,776)
3.6.3.1	FINANCIAL INCOME	508,961	1,596,241	(1,486,692)	(999,270)
3.6.3.1.1	SHORT-TERM INVESTMENTS AND OTHER INCOME	11,513	55,162	27,920	74,163
3.6.3.1.2	DERIVATIVES	44,582	177,102	(794,060)	(680,026)
3.6.3.1.3	MONETARY AND EXCHANGE VARIATIONS, NET	452,866	1,363,977	(720,552)	(393,407)
3.6.3.2	FINANCIAL EXPENSES	52,700	(185,586)	(61,360)	(327,506)
3.6.4	OTHER OPERATING INCOME	15,342	43,627	23,892	46,493
3.6.5	OTHER OPERATING EXPENSES	(66,168)	(86,242)	(130,844)	(234,106)
3.6.6	EQUITY IN SUBSIDIARIES	37,647	45,356	(547,046)	(516,633)
3.7	OPERATING INCOME	542,502	1,498,468	(2,100,776)	(1,706,173)
3.8	NONOPERATING (EXPENSES) INCOME	0	0	0	0
3.8.1	INCOME	0	0	0	0
3.8.2	EXPENSES	0	0	0	0
3.9	INCOME BEFORE INCOME TAXES AND PROFIT SHARING	542,502	1,498,468	(2,100,776)	(1,706,173)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(20,315)	(18,261)	(26,748)	(41,214)
3.11	DEFERRED INCOME TAXES	(170,567)	(480,054)	557,718	450,620
3.12	PROFIT SHARING AND STATUTORY ALLOCATIONS	0	0	0	0
3.12.1	PROFIT SHARING	0	0	0	0
3.12.2	ALLOCATIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME	351,620	1,000,153	(1,569,806)	(1,141,767)

	NUMBER OF OUTSTANDING SHARES (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0.34118	0.97047
	LOSS PER SHARE			(1.52321)	(1.10788)

Page: 7

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2009 TO : 09/30/2009	4 FROM: 01/01/2009 TO : 09/30/2009	5 – FROM: 07/01/2008 TO : 09/30/2008	6 – FROM: 01/01/2008 TO : 09/30/2008
4.01	NET CASH FROM OPERATING ACTIVITIES	(7,653)	460,046	244,547	755,929
4.01.01	CASH GENERATED BY OPERATING ACTIVITIES	(79,770)	41,411	197,256	658,328
4.01.01.01	NET INCOME (LOSS)	351,620	1,000,153	(1,569,806)	(1,141,767)
4.01.01.02	DEPRECIATION, AMORTIZATION AND DEPLETION	80,786	295,783	158,812	450,073
4.01.01.03	EQUITY ON SUBSIDIARIES	(37,647)	(45,356)	547,046	516,633
4.01.01.04	GAINS (LOSSES) ON DERIVATIVES	(36,947)	(181,119)	814,926	764,229
4.01.01.05	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	170,567	480,054	(557,718)	(450,620)
4.01.01.06	EXCHANGE AND MONETARY VARIANCES	(452,862)	(1,363,261)	720,939	394,700
4.01.01.07	RESERVE FOR CONTINGENCIES, NET	(171,301)	(158,056)	10,960	24,223
4.01.01.08	ALLOWANCE (REVERSAL) FOR TAX CREDIT LOSS	14,500	14,500	86,102	119,237
4.01.01.09	RESIDUAL VALUE OF PROPERTY, PLANT AND EQUIPMENT WRITTEN-OFF	(3,284)	(6,085)	(14,005)	(18,380)
4.01.01.10	ALLOWANCE (REVERSAL) FOR PROPERTY, PLANT AND EQUIPMENT LOSS	0	0	0	0
4.01.01.11	ASSETS AVAILABLE FOR SALE	4,798	4,798	0	0
4.01.02	DECREASE (INCREASE) IN ASSETS AND LIABILITIES	72,117	418,635	47,291	97,601
4.01.02.01	SHORT-TERM INVESTMENTS	8,777	557,686	(36,698)	(88,847)
4.01.02.02	TRADE ACCOUNTS RECEIVABLE	(30,144)	(144,186)	(49,008)	(84,627)
4.01.02.03	INVENTORIES	20,883	78,158	(32,692)	(104,603)
4.01.02.04	TAX CREDITS	(18,650)	(2,888)	(17,598)	(34,541)
4.01.02.05	OTHER RECEIVABLES	(5,107)	(19,256)	7,116	(1,492)
4.01.02.06	TRADE ACCOUNTS PAYABLE	77,503	83,623	(28,586)	38,618
4.01.02.07	ADVANCES FROM SUBSIDIARIES (INCLUDING INTEREST)	(10,749)	(19,500)	159,008	393,340
4.01.02.08	INTEREST ON LOANS AND FINANCING	17,949	(49,155)	12,497	10,640
4.01.02.09	INCOME TAX AND SOCIAL CONTRIBUTION	122	(73,504)	29,162	34,053
4.01.02.10	RESERVE FOR CONTINGENCIES	(726)	(1,960)	(5,329)	(72,574)
4.01.02.11	DIVIDENDS RECEIVED FROM SUBSIDIARIES	0	0	0	0
4.01.02.12	OTHER PAYABLES	12,229	9,887	11,419	7,634
4.01.03	OTHER	0	0	0	0
4.02	NET CASH FROM INVESTING ACTIVITIES	33,288	(257,314)	(628,724)	(1,058,120)

Page: 8

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2009 TO : 09/30/2009	4 FROM: 01/01/2009 TO : 09/30/2009	5 – FROM: 07/01/2008 TO : 09/30/2008	6 – FROM: 01/01/2008 TO : 09/30/2008
4.02.01	SHORT- AND LONG-TERM INVESTMENTS	87,764	(38,462)	10,918	66,760
4.02.02	INVESTMENTS IN PERMANENT ASSETS	0	0	(141,356)	(207,386)
4.02.03	PROPERTY, PLANT AND EQUIPMENT	(60,411)	(233,451)	(500,031)	(923,987)
4.02.04	EFFECT OF CASH FROM ACQUISITION OF COMPANY	0	0	1,737	1,737
4.02.05	AMOUNTS RECEIVED FROM SALE OF PERMANENT ASSETS	5,935	16,511	8	4,756
4.02.06	CAPITAL INCREASE IN ASSOCIATES	0	(1,912)	0	0
4.03	NET CASH FROM FINANCING ACTIVITIES	(22,285)	(202,410)	560,571	478,276
4.03.01	INCREASE IN LOANS AND FINANCING	15,678	126,287	824,990	1,899,761
4.03.02	REPAYMENT OF LOANS AND FINANCING	(40,958)	(328,686)	(179,489)	(988,124)
4.03.03	DIVIDENDS / INTEREST ON CAPITAL	(5)	(11)	(84,930)	(433,361)
4.04	INFLATION ADJUSTMENT TO CASH AND CASH EQUIVALENTS	(1,136)	(170)	(265)	(210)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(786)	152	176,129	175,875
4.05.01	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,966	2,028	1,791	2,045
4.05.02	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	2,180	2,180	177,920	177,920

Page: 9

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY FOR THE PERIOD OF 07/01/2009 TO 09/30/2009 - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – EARNINGS RESERVES	7 – RETAINED EARNINGS (ACCUMULATED LOSSES)	8 – VALUATION ADJUSTMENTS TO EQUITY	9 – TOTAL SHAREHOLDERS´ EQUITY
5.01	OPENING BALANCE	2,871,781	0	0	(8,986)	(1,265,848)	0	1,596,947
5.02	PRIOR-YEAR ADJUSTMENTS	0	0	0	0	0	0	0
5.03	ADJUSTED BALANCE	2,871,781	0	0	(8,986)	(1,265,848)	0	1,596,947
5.04	NET INCOME (LOSS)	0	0	0	0	351,620	0	351,620
5.05	ALLOCATIONS	0	0	0	0	0	0	0
5.05.01	DIVIDENDS	0	0	0	0	0	0	0
5.05.02	INTEREST ON CAPITAL	0	0	0	0	0	0	0
5.05.03	OTHER ALLOCATIONS	0	0	0	0	0	0	0
5.06	REALIZATION OF EARNINGS RESERVES	0	0	0	0	0	0	0
5.07	VALUATION ADJUSTMENTS TO EQUITY	0	0	0	0	0	0	0
5.07.01	MARK-TO-MARKET OF SECURITIES	0	0	0	0	0	0	0
5.07.02	CUMULATIVE TRANSLATION ADJUSTMENTS	0	0	0	0	0	0	0
5.07.03	BUSINESS COMBINATION ADJUSTMENTS	0	0	0	0	0	0	0
5.08	INCREASE/DECREASE IN CAPITAL	0	0	0	0	0	0	0
5.09	RECOGNITION/REALIZATION OF CAPITAL RESERVE	0	0	0	0	0	0	0
5.10	TREASURY SHARES	0	0	0	8,986	(8,986)	0	0
5.11	OTHER CAPITAL TRANSACTION	0	0	0	0	0	0	0
5.12	OTHER	0	0	0	0	0	0	0
5.13	CLOSING BALANCE	2,871,781	0	0	0	(923,214)	0	1,948,567

Page: 10

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY FOR THE PERIOD OF 01/01/2009 TO 09/30/2009 - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – EARNINGS RESERVES	7 – RETAINED EARNINGS (ACCUMULATED LOSSES)	8 – VALUATION ADJUSTMENTS TO EQUITY	9 – TOTAL SHAREHOLDERS´ EQUITY
5.01	OPENING BALANCE	2,871,781	0	0	(8,986)	(1,915,197)	0	947,598
5.02	PRIOR YEARS ADJUSTMENT	0	0	0	0	0	0	0
5.03	ADJUSTED BALANCE	2,871,781	0	0	(8,986)	(1,915,197)	0	947,598
5.04	NET INCOME (LOSS)	0	0	0	0	1,000,153	0	1,000,153
5.05	ALLOCATIONS	0	0	0	0	0	0	0
5.05.01	DIVIDENDS	0	0	0	0	0	0	0
5.05.02	INTEREST ON CAPITAL	0	0	0	0	0	0	0
5.05.03	OTHER ALLOCATIONS	0	0	0	0	0	0	0
5.06	REALIZATION OF EARNINGS RESERVES	0	0	0	0	0	0	0
5.07	VALUATION ADJUSTMENTS TO EQUITY	0	0	0	0	0	0	0
5.07.01	MARK-TO-MARKET OF SECURITIES	0	0	0	0	0	0	0
5.07.02	CUMULATIVE TRANSLATION ADJUSTMENTS	0	0	0	0	0	0	0
5.07.03	BUSINESS COMBINATION ADJUSTMENTS	0	0	0	0	0	0	0
5.08	INCREASE/DECREASE IN CAPITAL	0	0	0	0	0	0	0
5.09	RECOGNITION/REALIZATION OF CAPITAL RESERVE	0	0	0	0	0	0	0
5.10	TREASURY SHARES	0	0	0	8,986	(8,986)	0	0
5.11	OTHER CAPITAL TRANSACTION	0	0	0	0	0	0	0
5.12	OTHER	0	0	0	0	816	0	816
5.13	CLOSING BALANCE	2,871,781	0	0	0	(923,214)	0	1,948,567

Page: 11

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                          Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                               Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in Thousands of Brazilian Reais - R$, Unless Otherwise Stated)

1 Operations

Aracruz Celulose S.A. ("ARACRUZ", "Company" or "Parent Company") - based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) - was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with annual installed production capacity of 3,310,000 tonnes. Of this total, 2,330,000 tonnes are turned out from the mill in Barra do Riacho (ES), 430,000 tonnes from the mill in Guaíba (RS), and 550,000 tonnes relating to its 50% stake in Veracel Celulose S.A. (“Veracel”), which runs the mill located in Eunápolis (BA), with total installed production capacity of 1,100,000 tonnes per year.

The Company’s operations are integrated with those of its subsidiaries, jointly-controlled subsidiary and associate, which operate in the following areas: (i) pulp production (Veracel) (ii) forestation and reforestation of eucalyptus trees (Mucuri Agroflorestal S.A., the latter under a loan for use agreement), (iii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iv) distribution of products in the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (“Ara Pulp”)), (v) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.) and (vi) industrial activities (Alícia Papéis S.A.).

On May 4, 2009 ARACRUZ subscribed to capital in Alícia Papéis S.A. through the assignment of the properties, machinery and equipment that form the ARACRUZ unit at Barra do Riacho. The assignment of assets represents a mere internal reallocation of assets of ARACRUZ and it was conducted at carrying amount determined in an Appraisal Report approved in a General Meeting of Alícia Papéis S.A. in accordance with Article 8 of Law 6404/76.

Page: 12

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2	Presentation of the Interim Financial Statements

	(a)	Current Company Context

On January 20, 2009, the Votorantim Group, through VCP, informed that it had concluded negotiations with the members of the Lorentzen, Moreira Salles and Almeida Braga families ("FAMILIES") to purchase approximately 28% of the voting capital of ARACRUZ for the amount of US$ 2.71 billion. Subsequently, on March 5, 2009, the Safra family exercised its tag along rights as foreseen in the Shareholders’ Agreement, opting to sell its common shares in ARACRUZ to the Votorantim Group. As result, VCP then held, directly and indirectly, a share of approximately 84% of the voting capital of ARACRUZ. On May 27, 2009 BNDESPAR subscribed to share capital in VCP, through the assignment to VCP of BNDESpar’s common shares in ARACRUZ equivalent to 12.5% of ARACRUZ’s capital stock. As a result of this transaction, VCP now holds directly and indirectly approximately 96.5% of the voting capital of ARACRUZ. As a consequence, a corporate restructuring of the companies is planned, with the absorption by VCP of outstanding shares in ARACRUZ, converting ARACRUZ into a wholly-owned subsidiary of VCP.

This potential new Brazilian Company, resulting from the integration between VCP and ARACRUZ, will have global scale and presence with 37% of the eucalyptus pulp market, 22% of the short fiber market and 12% of the world pulp market. The entity is predicted to double in size by the year 2020, focusing on high return projects in line with market growth. This initiative however, is still subject to legal, statutory and regulatory approvals. (Unreviewed information.)

	(b)	Debt restructuring

Fibria(1) began, in the third quarter, its strategy for the management of financial liabilities, which aims to harmonize the maturity of debt to generate cash flow, optimization of capital structure, retaking of its strategy of growth with favorable market conditions and the recovery of the "investment grade" rating.

The sale of Guaíba was the first stage of the plan to be accomplished, which will result in the inflow of USD 1.4 billion. Its parent company also held a fundraising abroad by issuing debt securities in the amount of USD 1.0 billion, with final maturity in 10 years and cost of 9.25% p.a. In addition to these two events, the plan also foresee the funding of approximately USD 1.2 billion through guarantees of financial institutions in providing funding for pre-export payments, indexed to 3-month Libor + spread, divided into 2 tranches, the first of 7 years and the second of 5 years.

The approximately USD 3.6 billion raised through the Plan will be used to prepay debt with derivatives and to refinance part of the debt maturing in 2010 and 2011.

Page: 13

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) Fibria - Future name resulting from the union of Aracruz Celulose S.A. and Votorantim Celulose e Papel S.A..

(c)	Basis of Presentation and Summary of the main accounting practices

The interim financial statements (Company and consolidated) were prepared and are presented in conformity with Brazilian accounting practices, which include the Brazilian corporate law (Law 6404/76 and subsequent amendments), the Accounting Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (CPC) and the Rules and Resolutions issued by the Brazilian Securities and Exchange Commission (CVM) and the Institute of Independent Auditors of Brazil (IBRACON).

Additionally, there were no significant changes in the criteria for presentation of the Interim financial statements or in the accounting practices in relation to those presented in notes 2 (b) and 3, respectively, and with respect to those used in the annual financial statements of the Company dated March 26, 2009.

As established in CVM/SNC/SEP Official Circular 01/2009 issued by the CVM, the Company has requested the CVM’s authorization to postpone the adoption of procedures to define its functional currency as established in paragraphs 11 to 16 of CPC 02 (Effects of Exchange Rates Changes and Translation of Financial Statements) from December 31, 2008 to December 31, 2009. The CVM board approved the request in official correspondence (Official Letter/CVM/SEP/GEA-2/ 081/09) received by the Company on March 17, 2009.

Additionally, CPC 02 requires that the Company evaluates whether the operations of its foreign subsidiaries are an extension of the Company’s activities, which should be presented combined with those of the Company. However, CFC Resolution 1164/09 postponed the implementation date for items 4 and 5 of NBC T 7 - Effects of Changes in Exchange Rates and Translation of Financial Statements. With this, and duly authorized by the CVM, the Company opted to evaluate, and follow, if applicable, items 4 and 5 of the NBC T 7 only through the close of the fiscal year ended December 31, 2009.

3	First-time Adoption of Changes in Accounting Practices Adopted in Brazil

The enactment of Law 11638/07, and the issue of Executive Act 449/08, converted into Law 11941/09, altered, revoked and added new provisions to the Brazilian Corporate Law (Law 6404/76), especially in relation to Chapter XV, on accounting matters, in effect starting January 1, 2008.

Page: 14

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The changes in accounting practices promoted by Law 11638/07 and by articles 36 and 37 of the Executive Act No 449/08, converted into Law 11941/09 applicable to the Company are described in Note 2 (b) to the annual financial statements of the Company dated March 26, 2009.

In accordance with Executive Act 449/08, converted into Law 11941/09, and CPC 13, the Company elected January 1, 2008 as the transition date for compliance with above discussed accounting practices, and believes that comparative adjustments are immaterial.

4	Consolidation Principles and Practices

Consolidation procedures for the balance sheets and the statements of operations consist of the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interest in capital, reserves, retained earnings or accumulated losses, and investments, (ii) balances of intercompany accounts and other assets and/or liabilities, (iii) effects of significant transactions, (iv) separate recording of minority shareholders’ interest in results and shareholders’ equity of subsidiaries, and (v) elimination of unrealized intercompany profits.

Page: 15

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The interim consolidated financial statements have been prepared in conformity with practices described in Note 2 (b) and include the following companies with the same reporting dates:

Ownership interest (%)
Pulp production:
Veracel Celulose S.A.	50
Industrial Activities:
Alícia Papéis S.A.	100
Forestry and reforestation of eucalyptus:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. (i)	33.33

(i) Ownership interest in Aracruz Produtos de Madeira S.A. corresponds to 1/3 of its shares and is recorded under the equity method.

Aracruz Riograndense Ltd. was made available for sale on March 31, 2009.

The Company invests a substantial portion of its short-term investments in mutual fund shares, seeking the best return for funds invested (Note 5). Exclusive investment funds managed by independent fund managers are characterized as special purpose entities (SPE´s), since the Company controls their operations and fully participates in their risks and rewards. To comply with CVM Instruction 408/04, the Company consolidated investment funds as at September 30, 2009 and June 30, 2009, showing balances invested in exclusive investment funds separately by nature of the investments that comprise the assets of these funds.

As established in CVM Instruction 247/96, consolidation of Veracel was made proportionally to ARACRUZ´s interest in its capital (50%), because it is jointly controlled as defined in a shareholders’ agreement for this jointly-owned subsidiary.

Page: 16

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The main account groups of the financial statements of Veracel consolidated by
ARACRUZ are as follows:
	September 30	June 30
	2009	2009
Cash and cash equivalents	1,381	1,276
Inventories	57,740	66,028
Property, plant and equipment	1,508,458	1,517,469
Other assets	210,198	208,491
	1,777,777	1,793,264
Trade accounts payable	13,657	16,181
Loans and financing	429,899	452,556
Other liabilities	15,479	17,447
Shareholders’ equity	1,318,742	1,307,080
	1,777,777	1,793,264
	3rd Quarter 2009	3rd Quarter 2008
Net sales	103,848	85,628
Gross profit	24,220	17,215
Income from operations	15,541	4,967
Net income (loss)	11,662	(20,203)

5	Cash and cash equivalents and investments

As at September 30, 2009, cash and cash equivalents and short and long-term investments of the Company and its subsidiaries and jointly-controlled company totaled R$496,754 (R$614,934 as at June 30, 2009), of which approximately 32% were denominated in foreign currency and 68% were denominated in local currency.

		Consolidated 9/30/2009
Breakdown	Local	Foreign
	Currency	Currency	Total
Cash and banks	4,278	9,712	15,000
Cash investments (i)		172,638	172,638
Short-term investments (ii)	328,550	2,202	420,804
Long-term investments	6,458		6,492
	339,286	184,552	614,934

Page: 17

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

		Consolidated 6/30/2009
Breakdown	Local	Foreign
	Currency	Currency	Total
Cash and banks	5,288	9,712	15,000
Cash investments (i)		172,638	172,638
Short-term investments (ii)	418,602	2,202	420,804
Long-term investments	6,492		6,492
	430,382	184,552	614,934

(i)	Cash investments

As at September 30, 2009, cash investments totaled R$151,021 (R$172,638 as at June 30, 2009). This position in the consolidated balance sheet is related, substantially, to Investment Funds and Time Deposits with original maturity of less than 90 days. These cash investments are denominated in U.S. dollars, and are held with banks considered prime by the Company, for the most part through the subsidiary Aracruz Trading International Ltd..

(ii)	Short-term Investments

Short-term investments as at September 30, 2009 and June 30, 2009 mostly comprised amounts in two exclusive funds and investments in bank certificates of deposit (CDBs) with original maturity of over 90 days. The assets of the funds mainly comprise CDBs, debentures linked to commitments, federal government securities, and others linked to the Interbank Certificate of Deposits interest rate held in low-risk financial institutions and for which original maturity is between October 2009 and March 2014. However, securities that comprise the portfolios of these exclusive funds for the most part have daily liquidity and if redeemed early suffer no loss of principal or interest earned up to the redemption date.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to carry out investment transactions, audit fees, and other general and administrative expenses. No consolidated assets of the Company have been provided as collateral for these obligations and the creditors of the funds do not have recourse against the assets of the Company.

		Company
Breakdown of exclusive funds	September 30, 2009	June 30, 2009
Bank certificates of deposit	92,958	136,421
Federal government securities	180,334	235,266
Debentures	23,369	31,537
Total	296,661	403,224

Page: 18

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2009, the Company had R$11,857 in investment funds outside the exclusive funds, in Certificates of Bank Deposits coupled to the CDI. Such investments have daily liquidity and maturity between March 2010 and March 2011.

The consolidated balance is higher than the Company balance by R$21,653 (R$15,779 as at June 30, 2009) and relates mainly to CDBs denominated in Brazilian reais held at low-risk financial institutions in Brazil and investments in foreign funds through the subsidiaries Portocel - Terminal Especializado de Barra do Riacho S.A. and Aracruz Trading International Ltd., respectively.

6	Trade accounts receivable
			Company		Consolidated
		9/30/2009	6/30/2009	9/30/2009	6/30/2009
	Domestic customers	21,559	8,150	22,026	8,155
	Foreign customers
	Subsidiaries	732,353	771,434
	Advances on export contracts	(124,467)	(136,612)
	Other customers (third parties)			522,253	533,817
		629,445	642,972	544,279	541,972
	Allowance for doubtful accounts	(1,827)	(1,827)	(8,231)	(8,900)
		627,618	641,145	536,048	533,072
	The aging list of trade accounts receivable is as follows:
			Company	Consolidated
		9/30/2009	6/30/2009	9/30/2009	6/30/2009
	Current	751,914	777,525	527,380	531,526
	Up to 30 days past-due	130	212	7,011	575
	31 to 60 days past-due	25	20	1,008	750
	61 to 90 days past-due				18
	Up to 91 days past-due	1,843	1,827	8,880	9,103
		753,912	779,584	544,279	541,972

During the third quarter of 2009, there were no significant changes in the balance of Allowance for doubtful accounts.

Page: 19

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7	Inventories
			Company		Consolidated
		9/30/2009	6/30/2009	9/30/2009	6/30/2009
	Pulp – finished product
	At plants	24,330	46,623	34,624	63,424
	Abroad			275,016	187,877
	Paper – finished product		3,355		3,355
	Raw materials	39,275	54,505	51,798	68,881
	Maintenance materials and
	storeroom supplies	67,865	111,016	102,197	145,207
	Other		41	590	700
		131,470	215,540	464,225	469,444
8	Related Parties

Transactions between the Company and its subsidiaries, jointly-owned subsidiary and associate, such as purchases and sales of products, purchases of raw materials and services are eliminated upon consolidation. Financial transactions, such as intercompany loans and prepayment contracts, bear interest rates of LIBOR + 3.8% p.a. plus exchange rate changes and are also eliminated in the consolidation process.

(a) Subsidiaries and associates

Page: 20

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(b)	Shareholder and related company

Transactions between the Company and the shareholder and its related party, mainly financing transactions, financial investments, and services rendered, are carried out under usual rates, amounts and terms that would be applicable to unrelated parties.

(1) Transactions with Banco Votorantim S.A. relate to investments in CDBs (in the amount of R$25,846) and debentures (in the amount of R$11,264). The financial income, in the amount of R$841 was generated by the profits of such transactions.

Page: 21

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9	Tax Credits and Provision for Income Tax and Social Contribution
(a)	Tax credits
		Company		Consolidated
		9/30/2009	6/30/2009	9/30/2009	6/30/2009
	Deferred income tax and social contribution
	Tax loss carryforwards (i)	8,308	11,057	392,238	428,638
	Tax loss carryforwards (social contribution) (i)	218	4,044	1,822	6,092
	Temporary differences (i)
	Exchange rate changes taxed on a cash basis	(331,617)	(170,805)	(331,617)	(170,805)
	Gain (losses) on unsettled derivative
	transactions	(20,503)	551	(20,503)	551
	Farm activity investments	(9,165)	(26,955)	(9,165)	(26,955)
	Temporarily nondeductible provisions	178,650	178,566	187,343	185,019
	Effects of Executive Act 449/08			6,658	7,461
	Income tax on unrealized profit			7,394	11,592
	Other	4,007	4,007	4,007	4,007
	Recoverable taxes
	Income tax and social contribution –
	prepayments on an estimate basis			3,906	1,798
	Income tax for offset	109,829	134,150	117,927	162,590
	Income tax (IRRF) withheld on investments	9,142	6,961	26,462	24,490
	Income tax to be withheld on investments	11,545	4,503	13,574	4,733
	Taxes on revenues (PIS and COFINS)	72,477	87,191	128,767	148,989
	State value-added tax (ICMS) (ii)	383,060	367,148	416,645	399,402
	Allowance for loss of ICMS credits (ii)	(345,134)	(330,634)	(377,568)	(361,638)
	Other	2,203	2,182	2,757	2,729
	Total, net	73,021	271,966	570,647	828,693
	Stated as:
	Current assets	180,761	212,741	233,185	278,902
	Noncurrent assets - long-term assets
	Deferred income tax and social contribution		465	230,783	434,008
	Tax credits	62,362	58,760	106,679	115,783
	Noncurrent liabilities – long term liabilities	(170,162)

Page: 22

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(i)	Deferred income tax and social contribution tax credits are reported net as at September 30, 2009 and are attributable to tax loss carryforwards and temporary differences related to (i) the effect of unrealized exchange variances (income tax and social contribution are payable or related credits become offsettable when exchange gains or losses, respectively, are realized through cash settlement of the principal generating the exchange variance), (ii) adjustment to fair value of derivatives, (iii) temporarily nondeductible provisions, and (iv) investments in farm activities. Economic feasibility studies approved by administrative bodies of the Parent Company and its subsidiaries and jointly-owned subsidiary indicate full realization of the tax credits by the year 2016, in line with CVM Instruction 371/02 and detailed below:

Income and Social Contribution Taxes							Consolidated
						Periods
2010	2011	2012	2013	2014	2015	2016	Total
46,819	34,947	30,066	35,335	38,526	40,244	4,846	230,783

(ii)	Since the enactment of Federal Supplementary Law 87/96, the Company’s Espírito Santo plant has been accumulating ICMS credits with that state resulting from the acquisition of assets used to manufacture pulp in view of its predominantly export business. Based on current state legislation, the Company was partially realizing such credits held with the State of Espírito Santo through sales operations.

In view of the change in shareholder control of the Company, which from March 2009 is now controlled by VCP (Note 2 (a)), there are new opportunities to realize the above- mentioned ICMS credits. Therefore, the Company recognized an allowance for loss on ICMS credits arising in 2009 in the amount of R$14.5 million. Nevertheless, it maintained 100% of the R$345,134 allowance for loss on the ICMS credits as at September 30, 2009, referring to tax credits from the State of Espírito Santo (Barra do Riacho Unit).

Of the Company’s R$37,891 (R$36,514 as at June 30, 2009) of ICMS credits for which no loss allowance is recognized , R$6,225 (R$6,227 as at June 30, 2009) refers to ICMS credits of the Guaíba Unit, which are being offset routinely through this unit’s operations.

Page: 23

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(b)	Income tax and social contribution reflected in the statement of operations arose from the following:

		Company		Consolidated
		9/30/2009	9/30/2008	9/30/2009	9/30/2008
	Income (loss) before income tax,
	social contribution, and minority
	interest	1,498,468	(1,706,173)	1,550,391	(2,026,615)
	Income tax and social contribution (34%
	tax rate)	(509,479)	580,099	(527,133)	689,049
	Equity in subsidiaries / income (loss) of
	subsidiaries with differentiated tax rates
	or not taxable	14,269	(171,050)	(26,765)	(43,439
	Depreciation, amortization, depletion, and
	write-offs – Article 2 of Law 8200/91	(6,399)	(1,840)	(6,399)	(1,840)
	Contributions and donations	(171)	(2,259)	(171)	(2,259
	Technological innovation	2,101	3,490	2,101	3,490
	Other effects of permanent differences	1,364	966	4,883	1,922
	Income tax and social contribution	(498,315)	409,406	(553,484)	646,923
	Current	(18,261)	(41,214)	(19,319)	(39,819
	Deferred	(480,054)	450,620	(534,165)	686,742

10	Advances to Suppliers – Forestry Program

The Forestry Program is a partnership with farmers started in 1990 in the state of Espírito Santo and extended to other states such as Bahia, Minas Gerais, Rio Grande do Sul, and more recently, Rio de Janeiro, for the purpose of planting eucalyptus forests on the lands of partners. Under the program, the Company provides technology, technical support, supplies, and financial resources, depending on the type of contract, in order to ensure the supply of wood for pulp production. Funds advanced amounted to R$241,052 as at September 30, 2009 (Consolidated R$273,668), compared with R$263,506 (Consolidated R$295,256) as at June 30, 2009, which will be recovered through the delivery of wood by producers.

Page: 24

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(a)	Company

	(i)	Under the Company’s capitalization plan, during 2009 the Company subscribed to capital increases of R$1,826,202 in Alícia Papéis S.A. (Note 1), R$1,912 in Portocel and R$372,939 in Aracruz Trading International Ltd.

	(ii)	Goodwill arising on the acquisition of Veracel in the amount of R$50,305 was based on economic fundamentals, that is, the market value of assets, land, and forests, and estimated future earnings of the forestry business. Goodwill related to forests and estimated future earnings of the forestry business in the amount of R$40,564 was fully amortized up to March 31, 2006 according to the depletion and use of areas planted with eucalyptus. Such amortization was charged to the cost of cultivation of forests and recognized in the statement of operations in the year when the eucalyptus trees were cut down. Goodwill related to land in the amount of R$9,741 is expected to be realized only upon disposal of the asset.

Of the R$839,305 of goodwill arising on the acquisition of Riocell S.A. in 2003, R$276,422 was primarily allocated to property, plant and equipment, while the unallocated portion of R$562,883 (future earnings of the business) was allocated to intangible assets (Note 12).

(b)	Consolidated

The consolidated balance of investments in associate, as at September 30, 2009, in the amount of R$15,404 (R$15,724 as at June 30, 2009) represents ARACRUZ’s interest in the associate Aracruz Produtos de Madeira S.A. The portion of goodwill related to the market value of assets is allocated to property, plant and equipment in the consolidated interim financial statements (proportional consolidation of Veracel).

Page: 25

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(c) Assets Available for Sale

On October 8, the Company announced Material Fact stating the signing of a contract with Empresas CMPC S.A., from Chile, for the sale of industrial facilities, land and forests of Guaíba Unit, in the State of Rio Grande do Sul. The assets consist of: (i) a pulp mill with a production capacity of approximately 450 tons per year, (ii) a paper mill with a production capacity of approximately 60 thousand tons per year, (iii) land with an approximate area of 212 hectares (of which 32 acres include areas leased, shared or fomentation), plus (iv) licenses and authorizations for the execution of a project to expand the pulp mill in order to raise its annual production capacity to about 1,750 tons.

The selling price of Guaíba is equivalent to USD 1,430 million, payable in two installments, the first one, in the amount of USD 1 (one) billion, is due in the conclusion of the negotiations, scheduled to take place on December 15, 2009, and the second one, in the amount of USD 430 million, is due in 45 (forty five) days from the date of first payment, indexed at a fixed interest rate of 7.5% p.a..

On March 30, 2009, Company's management approved the decision to sell the investment in the subsidiary Aracruz Riograndense Ltda..

The assets available for sale can be summarized as follows:
	September 30,	June 30,
	2009	2009
Current assets	78,017	6,019
Noncurrent assets – long term assets	60,973	5,986
Property, plant and equipment	1,835,141	99,031
	1,974,131	111,036
Current liabilities	51,639	13,801
Noncurrent liabilities	685	324
	52,324	14,125
Total assets available for sale	1,921,807	96,911

Page: 26

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12 Intangible Assets

As approved by CFC Resolution 1157/09, as from 1 January 2009, the amortization of goodwill attributable to future profitability was discontinued. The unamortized goodwill of R$56,288 at that date, refers to the goodwill attributable to future profitability which arose on the acquisition of Riocell S.A.. This goodwill balance will be tested annually to determine whether its carrying value remains unimpaired, as required by Technical Pronouncement CPC 01 - Impairment of Assets. As disclosed in Note 11 (c), the assets of the Guaíba Unit were made available for sale and, consequently, the referred goodwill will be fully realized at the event occurs.

For the quarter ended September 30, 2008, the goodwill amortization of R$28,144 was charged as an expense in the statement of operations.

The remaining balance of software on September 30, 2009, in the amount of R$12,783 (Consolidated R$17,257), is being amortized over five years.

Page: 27

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13 Property, plant and equipment

Page: 28

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14	Loans and financing
				Parent Company		Consolidated
		Average
		annual		9/30/2009	6/30/2009	9/30/2009	6/30/2009
		interest rate at
		06/30/2009
	Local currency
	Loans indexed to TJLP (*) (a)	7.29%		572,748	576,457	861,977	884,893
	Loans indexed to basket of currencies (a)	6.71%		62,048	69,512	167,064	190,722
	Export credit note (b)	100	% CDI			87,857	85,981
	Financing derived from losses on derivatives (c)	12.70%			1,506,277		1,505,900
	Other loans and financing	6.75%		10,026	10,586	10,026	10,586
	Foreign currency (United States Dollar)
	Export prepayments (d)	2.48%		1,343,262	2,643,756	1,343,262	2,643,756
	Advances for exchange contracts (ACC) /
	exchange forward advances (ACE)	5.59%		89,000	94,460	239,487	240,907
	Financing derived from losses on derivatives (c)	3.82%				4,867,675	2,582,084
	Other loans and financings	1.78%				9,634	13,074
	Total loans and financings			2,077,084	4,901,048	7,586,982	8,157,903
	Portion falling due short-term (including
	interest payable)			(146,975)	(420,236)	(1,012,708)	(920,569)
	Portion falling due long-term
	2010			10,548	180,140	191,073	406,228
	2011			40,470	362,000	758,952	806,109
	2012			89,757	488,559	807,852	931,920
	2013			373,037	936,397	1,038,369	1,325,973
	2014			607,219	1,032,936	1,198,886	1,347,517
	2015 to 2018			809,078	1,480,780	2,579,142	2,419,587
				1,930,109	4,480,812	6,574,274	7,237,334
	(*) Long-term Interest Rate (TJLP) limited to 6% p.a. plus bank spread.

Maturities shown in this table reflect terms established in the final contract signed on May 13, 2009 with creditor banks to refinance the debt derived from derivative transactions and covenants discussed in items (c) and (d) below.

(a) Loans from Brazilian Economic and Social Development Bank - BNDES (Shareholder)

In June 2001, ARACRUZ signed a financing agreement with BNDES which involved a total release of R$692,720, with repayment period from 2003 to 2009 and interest ranging from TJLP + 1.8% p.a. and Basket of Currencies + 3.3% p.a.

In December 2005, ARACRUZ signed a financing agreement with BNDES which involved a total release of R$140,441, with repayment period from 2007 to 2016 and interest ranging from TJLP + 3.5% to 4.5% p.a. and Basket of Currencies + 2% to 3% p.a.

Page: 29

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In November 2006, ARACRUZ signed a financing agreement with BNDES which involved a total release of R$595.869 of which R$513,667 were released, with repayment period from 2009 to 2016 and interest ranging from TJLP + 1.9% to 2.9% p.a. and Basket of Currencies + 1.4% to 2.4% p.a.

The funding granted by BNDES to the Company is guaranteed by mortgage of the entire Guaíba Unit industrial complex, including land, buildings, machinery, equipment and implements.

With the sale of Guaíba, the Company initiated the procedures to transfer the assets in collateral with BNDES financing, for the Unit of 3 Lagoas - MS. The transfer of the assets pledged as collateral was approved by BNDES and on September 30, 2009, the process is in registration phase in the competent bodies.

As at September 30, 2009, ARACRUZ had financings from its shareholder in the total amount of (principal) R$631,273 (R$641,938 as at June 30, 2009), with repayment period from 2009 to 2016 and interest ranging from TJLP + 1.8% to 4.5% p.a. and Basket of Currencies + 1.4% to 3.3% p.a.

In August 2001, Veracel signed a financing agreement with BNDES which involved a total release of R$52,482, with repayment period from 2003 to 2010 and interest ranging from TJLP + 1.0% to 3.5% p.a. and Basket of Currencies + 3.5% p.a.

In January 2004, Veracel signed a financing agreement with BNDES which involved a total release of R$1,452,192, with repayment period from 2006 to 2014 and interest ranging from TJLP + 1.0% to 3.3% p.a. and Basket of Currencies + 3.3% p.a.

As at September 30, 2009, considering only the portion guaranteed by ARACRUZ, equivalent to 50% of the financing obtained from the BNDES by Veracel, the total amount of principal outstanding by Veracel is R$392,654, with repayment period from 2009 to 2014 and interest ranging from TJLP + 1.0% to 3.5% p.a. and Basket of Currencies + 3.3% p.a.

(b)	Export Credit Note

In May 2006, the subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A. entered into a Export Credit Note transaction in the amount of R$104 million (equivalent to US$50 million) in order to expand its port facilities. Interest is due at 100% of the CDI rate and payable semiannually with amortization of principal from June 2008 to December 2013. A DI x US$ swap linked to this transaction was also entered into under the same maturity terms, exchanging the interest rate for exchange rate fluctuations plus + 5.985% p.a. The outstanding balance as at September 30, 2009 was R$85,657 (R$85,657 as at June 30, 2009).

Page: 30

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(c)	Financing derived from losses on derivative transactions

On May 13, 2009, the Company signed the final contract with creditor banks to pay the debt arising from transactions with derivatives in 2008. The main terms and conditions of the contract, ratifying the terms set out in the pre-contract agreement entered into in January 2009, are:

Total repayment period of 9 years, which may be reduced to 7 years, depending on the operating performance of the Company and on the occurrence of liquidity events;

Repayment of principal in semiannual installments starting June 30, 2009, and quarterly installments starting 2010, due at the end of each calendar quarter;

Quarterly LIBOR plus initial spread of 3.5% p.a., with semiannual increases in the spread of 0.25% p.a. starting 2010, resulting in a weighted rate of LIBOR + 4.6% p.a.;

Real guarantees on industrial and rural assets of the Barra do Riacho Unit, in Espirito Santo, and

Pledge of 28% of the common shares of the Company.

The principal of the debt resulting from the reversal of derivatives at September 30, 2009 was R$4,867,765 payable by the subsidiary Aracruz Trading International Ltd. (June 30, 2009 - R$4,108,172).

Liabilities for Export Prepayment financing by the same creditor banks also were included in the above-mentioned final contract signed on May 13, 2009, subject to the same terms and conditions described in the preceding paragraphs. As at the contract date, such financing amounted to approximately US$587 million.

(d)	Export prepayment transactions

As at September 30, 2009, ARACRUZ had prepayment financing of R$1,338,909 (R$2,635,062 as at June 30, 2009) with various banks. These payables are subject to interest ranging from LIBOR + 0.62% to LIBOR + 3.5% p.a. and amortization of principal between June 2009 and December 2017. This balance includes the prepayments contracted with the same creditor banks involved in derivative transactions, and which were renegotiated with revised amortization periods.

Page: 31

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(e) Covenants

The main obligations that guides the credit line include:

1) subject to certain exceptions, restrictions on the Company's ability to merge or consolidate with other entities;

2) subject to certain exceptions, restrictions on capital expenditures to be made by the  Company and its subsidiaries, including the agreement that the Expansion Project of
Guaíba will not start before January 1, 2011 and in any event, only by complying with certain conditions in connection with the leverage of the Company and repayment of restructured obligations;

3) subject to certain exceptions, restrictions on exchanges and disposals of assets by the Company and its subsidiaries;

4) maintenance, by the end of each quarter, a level of (A) Adjusted EBITDA (for the last four quarters) in relation to (B) total debt that must overcome during the four consecutive quarters increased by financial expenses that shall be paid during the four consecutive quarters higher than, in each quarter of 2009 and 2010, 1.0 to 1.0, and in any subsequent quarter, 1.2 to 1.0;

5) maintenance, at the end of each quarter, of a level of debt to adjusted EBITDA (for the last four quarters) from 6.9 to 1.0 in 2009 and reducing to 3.0 to 1.0, in 2013 and thereafter;

6) restriction on the payment of dividends and other distributions by the Company to its shareholders until (A) the full amortization, of at least, 40% of the principal of the restructured obligations, (B) the relationship between the Company's debt and EBITDA for any two consecutive quarters should be less than 4,0:1,0 and (C) Non-existence and maintenance of any default or event of default under the contract, except to the extent that the payment of dividends required under the Corporate Law and the Company’s Bylaws prevailing on the date of signing the contract are the only possible dividends to be paid and are not restricted, although any mandatory dividends paid to controlling shareholders of the Company until the restrictions above are met, should be reinvested by the controlling shareholders in the Company in the form of equity or subordinated debt (and only repaid to the extent that certain conditions are met);

7) subject to certain exceptions, restrictions on the creation of liens on assets of the Company and its subsidiaries;

8) subject to certain exceptions, restrictions on the assumption of additional debt by the Company and its subsidiaries, and

Page: 32

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9) maintenance of a hedge policy approved by the Board of Directors of the Company prohibiting hedging for speculative purposes.

10) The main event of default under the Credit Agreement Prepayment Export includes:

a) non-payment in a timely manner, of the principal or interest due in connection with the Export Prepayment Credit Agreement;

b) inaccuracy of any representation, guarantee or certification provided in connection with the Export Prepayment Credit Agreement;

c) cross-default and cross-judgment default, subject to an agreed minimum value of USD 25.0 million;

d) subject to certain periods of resolution, breach of any obligation under the Export Prepayment Credit Agreement and

e) the occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose SA..

The loans of export prepayment due to certain creditor bank have been transferred by the referred creditor banks to Aracruz Trading International in exchange for loans to be repaid to such creditor banks in accordance with the terms and conditions stipulated in the Export Prepayment Credit Agreement.

The covenants agreed in the contract signed with the banks, have been fully met by the Company until September 30, 2009.

Page: 33

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15	Financial Instruments

Aracruz is a company with most of its sales denominated in U.S. dollars (hereafter referred to as dollars) and more than half of its costs are incurred in Reais. Thus, there is a natural currency mismatch between the Company’s costs and revenues. Additionally, the Company has debts tied to different indices and currencies, which may, in its beginnings, being mismatched with its operating cash flow. In this context, the use of derivatives is guided by the protection of cash flows as follows: (i) protection of the cash flow of the appreciation of Real against the dollar and the dollar against Euro (ii) protection of the debt amortization flow to changes in interest rates and currencies.

Aracruz is controlled by VCP, as per Note 2 (a). Policies for the use of derivative financial instruments, derivatives contracted, the determination of fair value and sensitivity analysis, the fair value of financial instruments and other relevant issues pertinent to VCP’s Credit and Liquidity Risk were not consolidated in this note, since it was disclosed, by the parent company, in its financial statements. In this note will be presented the financial instruments of Aracruz, its subsidiaries and jointly controlled, as per Note 1.

I) Policies for the use of derivative financial instruments

Despite the fact that Aracruz and its parent company have distinct Market Risk Policies; both appreciate the conservatism with regard to risk management: all derivative hired must have ballast (e.g. quantity of dollars from the operating flow or debt and their respective index) to oppose. Currently, policies for market risk are in the process of unification and will continue maintaining the conservative nature.

According to the current policy, are permitted derivative transactions only if linked to an effective exposure (hedge) and do not result in leverage. For each risk factor, the Company calculates monthly the net exposure to each one of the risk factors. When the risk factor refers to the dollar or euro, the Finance Committee can determine minimum and maximum limits to hedge up to 12 months. For periods exceeding 12 months, the Board of Directors should give prior approval to the proposed operations. When the risk factor relates to interest rates, the Finance Committee may authorize the Treasury to carry out operations that have deadlines and amounts consistent with the timing and amounts of debt. For the other risk factors, any transaction must be approved before they are implemented, the Finance Committee, not exceeding a period of 12 months and cannot under extreme conditions (stress test) represent over 10% of EBITDA budgeted for the period of operation. If these operations do not meet these criteria, the Board of Directors should be consulted.

Page: 34

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

On September 30, 2009 the exposure in U.S. dollars, for each of the 12 subsequent months, as well as the values for the derivative contracts is presented in the following table:

With respect to interest, the ballast for such operations is comprised by Aracruz's debt floating-rate and currencies. The rates that were subject of derivative transactions, were the CDI (R$) and TJLP (Long Term Interest Rate - BNDES).

On September 30, 2009 the exposure for each of the 12 subsequent months and for each index, as well as the values for the derivative contracts are presented in the following tables:

Page: 35

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

II) Derivatives hired

The following are summary tables of derivatives transactions in effect until the quarter under analysis. Following is a description of each of the derivatives and the object protected by it.

1st Semester			In thousands of Brazilian reais
	Notional Amount		Fair Value
Type of Derivative	2nd quarter	1st quarter	2nd quarter	1st quarter
SwapCDI x USD	85,657	94,014	15,032	(13,108)
Swap TJLP x USD	331,594	331,594	17,485	(52,976)
			32,517	(66,084)

Page: 36

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Actual			In thousands of Brazilian reais
Type of Derivative	Notional Amount		Fair Value
	3rd quarter	2nd quarter	3rd quarter	2nd quarter
SwapCDI x USD	85,657	85,657	9,453	15,032
Swap TJLP x USD	331,594	331,594	60,305	17,485
			69,758	32,517

It should be noted that the contracts outstanding at September 30, 2009 are not subject to mechanisms of margin calls or any other trigger, such as early amortization, threshold, etc.

Swap CDI x USD

Being an exporter, with a relevant portion of its revenue in dollars, it was decided to convert the debt, in real indexed to 100% CDI, to a stated interest rate in U.S. dollars (USD+5.985%), through a swap. Thus, the swap, with the purpose of hedging, has an active rate of 100% CDI, equal to a linked debt, and liabilities in USD+5.985% . The derivative is linked to a debt, with the same principal, interest calculation and payment dates of depreciation and interest.

The debt matures on December 16, 2013.

Swap TJLP x USD

To convert the debt in TJLP with BNDES to a fixed rate debt in U.S. dollars, it was made a swap of TJLP x USD. In this swap the Company is active in TJLP + 2% and passive in USD + 4.54% . The swap matures on April 16, 2010.

III) Determination of fair value of derivative financial instruments and Market Risk

The Company determines the fair value of its derivative contracts and recognizes, especially in contracts over the counter that such values may be different from the marked to market (MtM), representing the value of any early settlement. This divergence can occur by several factors such as liquidity conditions and interest of the counterparty to the early settlement. Despite this, management believes that the values obtained for such contracts, according to the methods described below, represent in the most reliable way, their fair values.

The methods of calculating the fair value of derivative financial instruments used by the Company are based on the use of procedures used in the market and consistent with

Page: 37

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

theoretical. For each of the derivatives described below, there is a summary of the procedure used to obtain the fair values:

Dollar Swap x CDI - the fair value of the dollar extremity is the future value in dollars, in the payment dates, discounted by the curve of U.S. dollar and converted by PTAX of the previous day. The fair value of the CDI extremity is the projected future value in the payment dates, discounted by the pre-interest rate curve.

Dollar Swap x TJLP - the fair value of the dollar extremity is the future value in dollars, in the payment dates, discounted by the curve of U.S. dollar and converted by PTAX of the previous day. The fair value of the TJLP extremity is the future value in the payment dates, discounted by the coupon curve of TJLP.

The market curves are constructed through public data such as BM&F Swaps and negotiation rates of the National Treasury.

Statement of sensitivity analysis

As established by CVM Instruction No. 475, the table below shows the sensitivity analysis of cash flows from financial instruments.

Page: 38

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Fair Value Sensitivity Analysis

The following is the sensitivity to the dollar, the main risk factor, of the fair value of derivatives portfolio. The graph shows the variation in fair value of the portfolio with a unique variation of the dollar quotation.

IV) Fair Value of Other Financial Instruments

The Company participates in transactions involving financial instruments, all recorded in equity accounts.

Page: 39

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The main financial instruments (assets and liabilities) are described below, as well as the premises for its valorization:

Cash and Cash Equivalents

Cash assets are marked to market. For the investment funds the Company considers the values of the shares reported by its administrators.

Debt

The Company has a debt, marked-to-market, of R$ 7.4 billion.

The method of marking-to-market (MtM) used was the projection of the debt, at its future value, discounted by the market pre curve for each currency. The currencies were converted by PTAX as of September 30.

V) Credit Risk

The Company believes to be subject to credit risk in the following financial instruments: derivatives, time deposits, CDBs, repurchase agreements with ballast of bonds and investment funds. The table below shows the ratings of local counterparts in such operations.

VI) Liquidity Risk

With respect to Liquidity Risk, the Company maintains in cash and cash equivalents, the value corresponding to the expected disbursements of financial and operational costs of the next three months.

Page: 40

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All hired derivatives are over the counter, without clauses of margin call or collateral deposited. The operations are all registered at Cetip or BM&F. The operations of financial assets held in Brazil are registered in Cetip.

VII) Values and effects in earnings from operations that are no longer qualified for the accounting operations of asset protection, and those amounts transferred to shareholders' equity due to the accounting recognition of losses and gains on the hedge item object.

The Company does not use the criteria for Hedge Accounting and no classification of operations has changed.

VIII) Principal transactions and future commitments object of asset protection of cash flow, highlighted the terms for the expected financial impact

The company does not use the criteria for Hedge Accounting to protect cash flow.

IX) Amount and type of banks pledged

Derivative transactions held by the Company have no mechanism to guarantee margins.

X) Detailed reasons for any changes in classification of financial instruments

In the period, there were no changes in the classification of financial instruments.

XI) Market data used to calculate the fair value (Fair Value) of financial instruments

Page: 41

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page: 42

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

XII) Financial Results

The financial results (company and consolidated) for the quarter ended September 30, 2009 is as follows:

		Company	Consolidated
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Financial expenses (income)
Revenues from financial investments	(8,154)	(24,121)	(8,645)	(27,240)
Other financial income	(3,359)	(3,799)	(3,712)	(4,450)
ICMS final lawsuit	(24,401)		(24,401)
Reversal - PIS Lawsuit 9718/98	(159,918)		(159,918)
Financial charges	109,271	55,182	126,958	51,912
Other financial expenses	22,348	6,178	23,544	6,673
Monetary and Exchange variations - assets	52,555	(42,456)	106,932	(119,178)
Monetary and Exchange variations – liabilities	(505,421)	763,008	(567,228)	490,476
Results with derivative instruments	(44,582)	794,060	(39,004)	2,100,036

Page: 43

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Total financial (income) expenses, net	(561,661)	1,548,052	(545,474)	2,498,229

Page: 44

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16 Provision for contingencies and legal obligations in litigation

The Company and its subsidiaries, jointly-owned subsidiary, and associate are parties to tax, civil, and labor lawsuits as well as other ongoing litigation in which matters are being challenged at both the administrative and judicial levels and, when applicable, are backed by escrow deposits. Based on the opinion of its legal counsel, Management believes that the legal actions taken in each situation are sufficient to preserve the shareholders’ equity of the Company, subsidiaries, jointly-owned subsidiary, and associate and no additional provision is required as at September 30, 2009.

Escrow deposits that represent restricted assets of the Company and its subsidiaries represent amounts deposited and held by the courts until there is resolution of the litigation to which they are linked. Escrow deposit balances for which no provision for contingencies was recorded totaled R$22,185 for the Company and R$31,629 in the Consolidated financial statements as at September 30, 2009 (R$13,498 and R$22,796, respectively, as at June 30, 2009) and are classified under “Escrow deposits” in noncurrent assets.

(a) Labor

The principal labor lawsuits are for claims of underpayment of inflation adjustments, resulting from the effects of miscellaneous anti-inflation economic plans, to the fine of 40% on the FGTS fund of dismissed employees, and also for health hazard/hazardous duty premium.

As at September 30, 2009, the Company had provisions in the amount of approximately R$30,700 (Consolidated - R$40,900) to cover possible unfavorable decisions in the labor area, as well as escrow deposits in the approximate amount of R$16,250 (Consolidated - R$17,070).

Page: 45

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(b)	Brazilian Social Security (INSS)

In March 1997, the Company received notifications of approximately R$3,000 from the Brazilian Social Security Institute (INSS) related mainly to housing salary. Inspectors understood that the below market charges to employees for rental of Company housing were a fringe benefit (salary in kind). Consequently, the INSS claims that respective social security payments were underpaid due to the alleged under-reported benefits. The Company is involved in a Declaratory Action challenging these notifications in order to have the notifications annulled. The Superior Court of Justice favorably decided on the special appeal for one of the lawsuits in favor of the arguments presented by the Company.

As at September 30, 2009, the Company had escrow deposits in the approximate amount of R$3,700. Based on the formal opinion of its outside legal counsel, which considers the likelihood of loss in this lawsuit to be remote, no provision was recorded to cover any possible unfavorable outcome.

(c)	Taxes on revenue (PIS/COFINS)

The Company obtained a Court Injunction against increasing the range of revenues on which these taxes are payable (the so-called “broadening of the tax base” for calculation of these taxes). The Injunction also covered the change of the COFINS tax rate established by Law 9718/98, on the grounds of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to partially withdraw the lawsuit filed. It thenchose to enroll in the PAES program – a for special extended-term installment payments of the liability, totaling R$58,746 – introduced by Law 10,684/03. The current balance of unpaid taxes is approximately R$59,800. The Company, however, continues to challenge the payment of these taxes on exchange gains.

However, there have been decisions rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional. Consequently, despite having withdrawn its original lawsuit, the Parent Company filed for a Restraining Order to assure its right not to pay the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of such court order, for the months from July 2006 through September 2009, is approximately R$26,500, including applicable inflation updates using the TJLP interest rate. In February 2009, the Superior Court of Justice (STJ) published its decision in favor of the Parent Company determining that the decision of the Second District Federal Court is overturned, which had approved the above cited partial withdrawal of the lawsuit originally filed.

Page: 46

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The amount disputed in relation to inflation adjustment in the months from February 1999 to September 2003 is R$179,238 as at September 30, 2009, including appropriate inflation updates using the Selic rate.

In September 2009, the Company based on Article 79, item XII, of Law No. 11,941/09, which revoked paragraph 1 of Article 3 of Law No. 9,718/98, which provided the so-called extension of the calculation basis of PIS and COFINS for all revenue earned by the company, and IBRACON’s Technical Report No. 05/2009 of 13/07/2009, and supported by the opinion of its external legal advisors who rated the issue as final, made a reversal of R 179,238 of the provision on the incidence of these taxes on income from foreign exchange.

(d)	Social contribution – not chargeable on export revenues

In September 2003, the Company obtained a restraining order that gave it the right to not pay social contribution on net income (CSLL) on export revenues, as well as assuring it of the right to utilize for offset against other tax payables, such CSLL taxes which had been paid on export revenues in the past. The amounts of such tax which had been overpaid, were inflation indexed using the SELIC rate, and totaled R$253,537 as at September 30, 2009 (R$246,789 as at June 30, 2009), for which a provision was recorded. The Company is awaiting a decision on the appeal filed by the Brazilian federal government.

(e)	Income Tax (IRPJ) – Deductibility of the social contribution from taxable income

On June 29, 2005, the Parent Company was assessed for having considered social contribution charges (CSLL) as deductible from taxable income for purposes of computing income tax (IRPJ) for fiscal years 2000 and 2001. The related loss accrual as at June 29, 2005 was supplemented by the amount of R$3.6 million, bringing the total loss accrual to R$38 million as at that date.

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only R$24.4 million. The Company then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment and the amount of R$24.4 million which it had settled. Nevertheless, the assessment was upheld at the first administrative level of hearings on this challenge by the Company. The Company has appealed against this decision and is awaiting judgment thereon. Based on the opinion of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this lawsuit as remote, no reserve was recognized. Furthermore, despite having paid the assessment, the Company has maintained a lawsuit challenging the alleged non- deductibility of the CSLL from taxable income for the purposes of computing IRPJ.

Page: 47

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(f)	IRPJ/CSSL – full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed for offsetting 100% of taxable income in calendar years 2000 and 2001 with tax loss carryforwards for IRPJ and CSLL purposes. The assessment also covered the full offset, in fiscal year 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to enjoy the benefits of that program. The Company challenged the assessment at the first administrative level but the claims against the Company were upheld. The Company then appealed this decision and in June 2008 obtained a favorable decision from the Finance Ministry’s Board of Tax Appeals (CCMF), which unanimously ruled that the assessments levied by the tax authorities were groundless.

As a consequence of the decision above, the Company, corroborated by its outside legal counsel, assessed that the likelihood of loss regarding such contingency is remote. Accordingly, as at June 30, 2008, the provision for interest and fine on these assessments was reversed crediting the Company’s statement of operations with R$29,928 and R$14,416 under the captions “financial expenses” and “other operating expenses”, respectively.

(g)	Income and Social Contribution Taxes – Partial Approval

The Company has three legal proceedings for approval of income tax credits with the Brazilian Internal Revenue Service, referring to calendar years 1997, 1999 and 4th quarter of 2000, totaling R$ 125,233, and the IRS approved only R$ 83,470. The Company appealed and submitted timely disagreement manifestations in all cases, being the year 1997 pending on decision of 1st instance, joining a Voluntary Action for the 4th quarter of 2000 and a Special Appeal for the year 1999 by the CARF, both awaiting decision.

At the direction of its external legal advisors, the Company has not made provisions for these processes with prognosis of possible loss.

Page: 48

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(h)	State value-added tax (ICMS)

On October 20, 2006, the Company received notifications from the Espírito Santo State Finance Department, in the amount of R$75.8 million, basically alleging the noncompliance with ancillary obligations and incorrectly taken credits for the state value-added tax (ICMS) on supplies and property, plant and equipment. The Company elected to make payment of part of the amount assessed and challenged a total amount of R$75.5 million, of which R$11.6 million has been decided in favor of the Company. In March 2008 the Company was served process in tax collection lawsuits arising from three notifications where the courts ruled unfavorably in the amount of R$58.5 million, and appeals were filed. On January 13, 2009 the Company received tax assessments issued by the Finance Secretary of the State of Espírito Santo, in the amount of R$22 million. Similarly to the notifications received in 2006, these assessments claim non-compliance with ancillary obligations and incorrect recognition of ICMS credits on consumable goods and property, plant and equipment. The Company chose to pay a part of the value assessed by the tax authority and challenged the amount of $ 22 million. Based on the formal opinion of its outside legal counsel, which considers the likelihood of loss in this case to be remote, no reserve was recorded to cover possible unfavorable outcomes.

In July 2009, the Company has joined the Encouraged Progress Payment Program of the Government of Espirito Santo and paid off all cases involving ICMS (administrative and judicial) in course.

In 1999, the antique RIOCELL S.A., located in Rio Grande do Sul, in the municipality of Guaíba filed a ordinary lawsuit, aiming at the declaration that the pulp produced by that establishment is an industrial product, and in front of that, the authorization for reinstatement in his bookkeeping, of the ICMS credits arising from purchases of inputs used in the pulp exported from October 1992 to September 1996, reversed from its fiscal records in the aforementioned period. This action became final on March 2008, and since the date of filing until the decision becomes final, the former Riocell S.A. has gone through several corporate changes, culminating in the incorporation of the industrial Guaíba/RS by Aracruz Celulose S.A. on January 2004.

After confirmation of the values raised as a result of the judicial decision and an external legal opinion on the ownership of the use of ICMS credits accrued in the period, the Company decided to record during the quarter, the amount of R$ 32,527 in its assets under "available for sale”.

Page: 49

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(i)	Public civil lawsuits - Eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations (NGOs) together with the Federal Public Prosecution Office in the State of Rio Grande do Sul filed two Public Civil Lawsuits challenging the validity of the procedures adopted by the State Environmental Protection Agency (FEPAM) when issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should suspend the issuance of environmental licenses for planting eucalyptus tracts and transferring jurisdiction for this to IBAMA (the Brazilian Environmental Agency). The order was suspended by the Fourth Federal District Court at the request of the state´s government. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the opinion of its outside legal counsel, who assesses the likelihood of loss as possible, and in view of the impossibility to accurately estimate the amount involved in the demands, no reserve was recorded to cover possible unfavorable outcomes.

(j)	Class Action

In November 2008, was filed a class action lawsuit, of private nature against the Company and certain of its executives on behalf of possible purchasers of ADRs in the period between April 7 and October 2, 2008. This complaint alleges violations of rules of the Securities Exchange Act, to the extent that the Company would have reported insufficient information on losses in certain transactions involving derivative instruments. The compensation sought by the authors has not been decided and will depend on whether the action continues, expert evidence and determination of damages. Because this action meet in the preliminary stage, it is impossible to assess their likelihood of success or risk of an unfavorable outcome. Therefore, no provision for this dispute was established at this time.

(k)	Other

Based on the opinion of its outside legal counsel, the Parent Company also has a reserve for other tax contingencies where the likelihood of loss is assessed as probable in the total amount of R$29,600 (R$32,700 in the Consolidated relating to tax and civil matters involving the subsidiaries and jointly-owned subsidiary). For these other contingencies, the Company has escrow deposits in the approximate amount of R$33,200 (Consolidated R$41,700).

Page: 50

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17 Shareholders’ Equity

(a)	Capital and reserves

Subscribed and paid-up capital as at September and June 30, 2009 is R$2,871,781, represented by 1,032,554,000 registered shares without par value, of which 455,391,000 are common shares, 27,957,000 are class A preferred shares, and 549,206,000 are class B preferred shares. Class shares A can be converted into class B shares, but not into common shares, at any time at the discretion and cost of the shareholder. The conversion ratio is 1:1 (one class A share per one class B share). Company shares are in the custody of Banco Itaú S.A.

The market value of common shares and class A and class B preferred shares, based on the last quotation, available until September 30, 2009, was R$10.66, R$13.97 and R$3.95 per share, respectively.

Under the Company’s bylaws, preferred shares are nonvoting, but are entitled to capital reimbursement in case of Company liquidation. Preferred shares are entitled to dividends 10% higher than dividends paid on each common share, but without receiving priority over common shares. Without prejudice to such right, class A preferred shares are entitled to receive priority of minimum dividends of 6% p.a. on the portion of capital represented by such shares.

Page: 51

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Common shares	Class A preferred shares	Class B preferred shares
Voting	Yes	· No, except when no	· No, except when no
		dividends are paid during	dividends are paid during
		three consecutive years. In	three consecutive years.
		this case, shareholders	In this case, shareholders
		preserve this right until late	preserve this right until
		dividends are paid.	late dividends are paid.
Privileges	None	· Priority in capital	· Priority in capital
		reimbursement if the	reimbursement if the
		Company is liquidated;	Company is liquidated;
		· Right to receive dividends	· Right to receive
		10% higher than dividends	dividends 10% higher
		paid on common shares.	than dividends paid on
		· Priority in receiving	common shares.
minimum dividends of 6%
p.a. on the capital
represented by such shares,
equitably divided among
such shares.
Conversion	None	· Can be converted into Class	· Cannot be converted into
features		B preferred shares, but not	Class A preferred shares
		into common shares, at any	or common shares.
time, at the discretion of
the shareholder, who will
bear the conversion costs.
Conversion ratio 1:1.
Tag Along	Yes, 80% of	· None	· None
right (right of	purchase price to
minority shareholders to	be paid to the
dispose of shares on terms	controlling
linked to those enjoyed by
majority shareholders)	shareholders upon
the sale of the
control block.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The incorporation of Aracruz shares by VCP, using the exchange ratio of 0.1347 VCP shares for each Aracruz share, was approved by Extraordinary General Meeting of shareholders of both companies held on August 26, 2009. The period for exercising the right of withdrawal by the shareholders of ARCZ3 and ARCZ5 has been extended until November 12, 2009 because of the need to proceed to the registration of the merger of shares in the United States Securities and Exchange Commission (SEC). The extension of the deadline for exercising the right of withdrawal does not affect the conditions nor the effects of the merger of shares that have already been decided.

(b)	Dividends and interest on capital

Company bylaws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as provided for by Brazilian Corporate Law.

Pursuant to Law 9249, of December 26, 1995, during 2008 the Company opted to pay to shareholders interest on capital calculated on shareholders' equity accounts limited to the daily pro rata fluctuation of the long–term interest rate (TJLP), in the amount of R$155,000. During the first nine months of 2009, the Company opted to not pay interest on capital.

(c)	Treasury shares

It was approved at the Extraordinary General Meeting of August 26, 2009, the cancellation of 1,966,314 (one million, nine hundred sixty-six thousand, three hundred and fourteen) treasury shares, of which 483,114 (four hundred eighty and three thousand, one hundred and fourteen) shares and 1,483,200 (one million, four hundred and eighty-three thousand and two hundred) preferred class "B".

18 Pension plan - ARUS

ARUS - Fundação Aracruz de Seguridade Social is a nonprofit, close-end pension fund which operates as a multi-sponsor fund. In September 1998, the previously existing pension plan was replaced by a defined contribution pension plan (Arus Pension Plan).

The Company sponsors the Arus Pension Plan. During the third quarter of 2009, ARACRUZ’s total contribution to the plan was R$1,563 (R$1,741 in 2008).

Should the sponsor withdraw from the Arus Pension Plan, the sponsor’s commitment calculated pursuant to Resolution 06/88 is fully covered by the assets of the plan.

Page: 53

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

19	Insurance (Unreviewed)

In view of the nature of its operations, the Company adopts the policy of contracting insurance coverage according to the different typical risks (manufacturing, forests and port). Based on systematic risk analyses together with modern insurance techniques, the Company contracts insurance based on the maximum possible loss and on the loss of income concept, which corresponds to the maximum amount subject to destruction in a single event.

As at September 30, 2009, the Company’s assets were insured against operational risks for a total amount of approximately US$1.8 billion, corresponding to the maximum compensation threshold per event.

20	Tax incentive - ADENE

As ARACRUZ is located within the jurisdiction of the Northeast Development Agency (ADENE) and inasmuch as the pulp and paper industry is considered a priority for the development of the region (Decree 4213 of April 16, 2002), in December 2002 the Company claimed and was granted by the Federal Revenue Service (SRF) the right to a business income tax reduction benefit and nonrefundable surcharges on the operating profit of plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), after the approval by ADENE of the related Incentive-Granting Reports.

On January 9, 2004, the Company received Official Letter 1406/03 from the Extrajudicial Administrator of the former Northeast Development Authority (SUDENE), informing that “pursuant to re-examination by the Legal Advisors of the Ministry for Integration as regards the scope of the tax incentive previously granted” it considered that the benefit previously granted to and utilized by ARACRUZ was unjustified, and was thereafter revoked.

During 2004 and 2005, ADENE issued several acts canceling the tax benefits, which were repeatedly challenged and/or contested by the Company, although so far no final court decision has been issued in relation to the merits of the claim.

Page: 54

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nevertheless, in December 2005 the SRF issued a notification requiring the payment related to the tax incentives utilized until then, plus interest, but without any fine, totaling R$211 million. The Company filed an objection against this notification but the SRF notification was upheld at the first administrative level. ARACRUZ appealed against this decision and in September 2008 the Board of Tax Appeals partly accepted the assessment made by the tax authorities. However, it recognized the Company’s right to utilize the tax incentive up to the year 2003, although it revoked the right to use the tax incentive in 2004. With this, the Board of Tax Appeals reduced the assessment to R$47 million. The Company is presently awaiting the publication of this decision so that it can file an appeal against the decision regarding 2004.

The Company’s management, based on the opinion of its legal counsel, believes that the decision to cancel said tax benefits is incorrect and should be annulled, both as regards the benefits already utilized and for the remaining benefit period.

As regards the benefits utilized through 2004 (R$142,858 as at December 31, 2004), Management understands, based on the opinion of its legal counsel, that the requirement to pay back such benefits is groundless, as the Company utilized the benefits strictly within legal parameters then applicable and in conformity with SRF Acts and the Incentive-Granting Reports issued by the ADENE.

As regards the remaining benefit periods, which extend through 2012 (plant C) and 2013 (plants A and B), Management and its legal counsel understand that it is illegal to revoke benefits granted contingent upon the compliance with preset conditions (implementation, expansion or modernization of industrial undertaking), and that such vested rights to utilize the benefits are ensured until the end of the periods set forth in the Law and in the acts granting the benefits.

Even though the Company is sure of the legitimacy of its rights, in light of the events that occurred in 2004 and 2005, which evidence ADENE’s and SRF’s intention to cancel the tax benefits, the Company decided to adopt a conservative approach and discontinue the recording of the utilization of tax benefits starting 2005, until such a final court decision is issued.

The likelihood of an unfavorable outcome in relation to the tax benefits already utilized through 2003 is assessed as remote by Management and its legal counsel. As regards the tax benefits already utilized in 2004 and those to be utilized starting 2005, the likelihood of an unfavorable outcome is assessed as possible and, as a result, no provision has been recognized.

Page: 55

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

21	Reconciliation of Company and Consolidated shareholders’ Equity and Net Income
	(Loss)
		9/30/2009	6/30/2009
	Shareholders’ equity
	Shareholders’ equity – Company	1,948,567	1,596,947
	Unrealized income	(14,353)	(26,420)
	Shareholders’ equity - Consolidated	1,934,214	1,570,527
	Net income (loss)	9/30/2009	9/30/2008
	Net income (loss) - Company	351,620	(1,569,806)
	Unrealized income (loss)	12,067	(87,857)
	Net income - Consolidated	363,687	(1,657,663)

22	Commitments

	(a)	Acquisition of chemical products (take-or-pay contract)

Until December 31, 2008, the Company had a commitment to purchase a minimum amount of chemicals, conservatively forecasted, with Canexus Química Brasil Ltda. ("Canexus"). From 2009, under the contract the Company is no longer required to take a minimum volume of chemicals.

	(b)	Wood supply

The Company entered into a barter contract with Suzano Papel e Celulose S.A. (“Suzano”) to borrow 1,700,000 cubic meters of eucalyptus wood, which were received through September 2005. The remaining balance as at September 30, 2009 is 63,000 cubic meters (160,000 cubic meters as at June 30, 2009) of eucalyptus wood and, based on its present forest cultivation costs, the Company has recorded R$667 (R$1,691 as at June 30, 2009) in liabilities. The contract provides for the return to Suzano of an equivalent volume on similar operating conditions until the end of 2009.

On August 8, 2008, the Company entered into a new wood loan contract with Suzano Papel e Celulose S.A. to borrow 400,000 cubic meters of eucalyptus wood. The 401,000 cubic meters received are based on the current forest cultivation costs and tree harvesting costs of the Company, which reported related liabilities of R$13,254. The contract

Page: 56

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

provides for the return of an equivalent volume of timber on similar operating conditions starting July 2010.

(c) Behavioral Adjustment Commitment - Indigenous Communities

In the first half of 1998 the Company signed Behavioral Adjustment Commitments under which the Company, the National Amerindian Foundation (FUNAI), and the Indigenous Communities recognize the legitimacy of Ministry of Justice Administrative Rules 193, 194 and 195, all dated March 6, 1998, which determined the expansion of the Indian reservations by 2,571 hectares of land belonging to ARACRUZ. The Company committed to provide financial aid to the Indigenous Communities Associations through social, agricultural, educational, housing and health projects, up to an amount of approximately R$13,500 (historical amount), monthly adjusted for inflation based on the higher of the general market price index (IGP-M) or the consumer price index (IPC), or any other index that replace them. The amount of this financial aid should have been disbursed over a 20-year period, contingent upon the accomplishment of certain clauses and terms.

Even though the Behavioral Adjustment Commitments were still in force, in 2005 some members of the Indigenous Communities invaded forest areas and the Company’s plants. As the invasion represented a breach of the Behavioral Adjustment Commitments by the indigenous communities, the Company, after having notified the Indigenous Communities Associations, the FUNAI and the Public Prosecution Office Federal, suspended all its commitments starting May 2005.

Until May 2005 and while the Behavioral Adjustment Commitments were being complied with, the Company had transferred R$9,597 to the Indigenous Communities.

On February 17, 2006, FUNAI published Resolutions 11 and 12 approving the conclusion of a working group set up under FUNAI Administrative Rule 1299/05, which recommended expansion of the current Indian reservations by approximately 11,000 hectares, and assured ARACRUZ the right to harvest the eucalyptus timber standing on the planted areas, some 6,800 hectares of forest, as an indemnity for the property improvements made by the Company. Confident in the legitimacy of its rights, the Company filed an objection against such Resolutions on June 19, 2006. Early in 2007, the Minister of Justice, who has the authority to decide on the matter, returned the administrative proceeding to FUNAI, determining that more in-depth studies should be conducted “for the purpose of preparing an appropriate proposal that reconciles the interests of all parties concerned”.

On August 27, 2007, through Administrative Rules 1463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up under FUNAI Administrative Rule 1299/05 and confirmed the expansion of the indigenous territories by 11,000 hectares, 98% of which, i.e., approximately 10,700 hectares, corresponded to land owned by ARACRUZ.

Page: 57

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The land dispute involving Aracruz Celulose and the indigenous communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, a final Behavioral Adjustment Commitment was signed at the Ministry of Justice in Brasilia, which encompasses the rights and obligations of each party (ARACRUZ, the Indians and FUNAI) in the process of transferring approximately 11,000 hectares of land to the indigenous communities and assuring that all the eucalyptus wood planted in the area, approximately 6,800 hectares of forests, will be harvested by the Company as compensation for improvements made. Expansion of the Indian reservations still requires ratification by decree to be signed by the President of the Republic, when land title and ownership will be effectively transferred.

The agreement, which was monitored by all the authorities involved in the negotiation process, including the Attorney General and FUNAI, which engaged an independent firm to carry out the physical demarcation of the land, prescribes that both parties waive any present or future actions on this matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Before the execution of the agreement, the terms and conditions of the Behavioral Adjustment Commitment were submitted to the indigenous communities and approved at a meeting held on October 16, 2007 and ratified by them at another meeting held on November 28, 2007 as recommended by Convention 169 of the International Labour Organization (ILO) on indigenous and tribal communities, of which Brazil is a signatory.

ARACRUZ considers the settlement a sustainable solution that seeks a balance between the different interests of the parties concerned, to the extent that it makes it feasible for the Indians to expand their land while providing the Company with the legal security that such reservation will not be expanded in the future.

(d) Guarantees and collaterals

As at September 30, 2009, there are guarantees and collaterals provided to other subsidiaries and jointly-owned  subsidiary, related to third-party loans and litigation, as follows:

Veracel Celulose S.A.	392,654
Portocel - Terminal Especializado de Barra do Riacho S.A.	85,657
478,311

Page: 58

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(e)	Compliance with legislation
	Forestry and manufacturing activities of the Company are subject to Federal and State
	environmental legislation. Management is in compliance with all the applicable
	environmental regulations, in all its material aspects.

23	Export sales by geographical area
	The Company’s sales classified by geographic area are as follows:
			Company		Consolidated
		9/30/2009	9/30/2008	9/30/2009	9/30/2008
	North America	148,584	281,204	232,077	361,558
	Europe	96,412	205,624	181,332	370,127
	Asia	260,388	135,993	261,799	144,498
	Other	327	1,010	327	1,011
	Total	505,711	623,831	675,535	877,193
	Geographic areas are determined based on the location of customers.

24	Other Operating Expenses (Income)
				Company	Consolidated
			9/30/2009	9/30/2008	9/30/2009	9/30/2008
	Allowance for (reversal of) losses on tax credits		28,593	86,101	29,751	87,557
	Goodwill amortization on acquisition of
	investment - Riocell (Note 12)			28,144		28,144
	Compensating/non-compensating fines		(10,519)		(10,228)
	Reserve for labor lawsuit		2,019	1,577	2,109	1,803
	Write-off of receivables of bankrupt
	customer – forestry producers		11,295		11,295
	Provision – other investments		3,222		3,222
	Provision – inventories		3,799		3,799
	Provision - attorney’s fees		7,300	7,300
	Negative goodwill – Aracruz
	Riograndense			(15,690)		(15,690)
	ICMS Canexus		1,848	6,280	1,848	6,280
	Net sale of property, plant and equipment		(3,284)	1,657	(3,173)	21,696

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

25	Compensation of Key Management Personnel

Other, net	6,553	(1,117)	5,469	3,931
Total	50,826	106,952	51,392	133,721

During the three month periods ended September 30, 2009 and 2008, Management compensation was charged to expense as follows:

		Company	Consolidated
	9/30/2009	9/30/2008	9/30/2009	9/30/2008
Board of Directors’ compensation	367	580	367	580
Management fees and Executive
Committee’s compensation	1,527	3,092	1,596	3,159
Total	1,894	3,672	1,963	3,739

There were no significant changes in the criteria for variable compensation (share based payment) of the Company’s executives, compared to those presented in note 26 to the annual financial statements of the Company dated March 26, 2009.

Such compensation, though based on theoretical shares, does not constitute a program of share based compensation as described by CPC 10.

The company has no post-employment benefits or contract termination benefits.

During the third quarter of 2009, there were no significant transactions between the Company and key management personnel.

The Annual Shareholders' General Meeting held on April 30, 2009, approved the limit of total management compensation by up to R$18,500 (eighteen million and five hundred thousand reais) for fiscal 2009.

26 Subsequent Event

On October 15, 2009, was agreed an addition with the principal creditors of the debt (Note 14 (c)), suspending the applicability of the items 1, 3, 7 and 8 and Note 14 (e), in item 2.a applicability to maintenance investment has been maintained and there will be only restrictions to invest in expansion if the Company is with debt levels more than 4.5 times net debt / EBITDA.

In item 6 it was altered the applicability of this restriction, being that that the Company may pay dividends in excess of the minimum required, provided that the Company has leverage ratio less than 4.8 times net debt / EBITDA.

Page: 60

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

27 Authorization to Complete the Interim Financial Statements

The Company’s Board of Directors authorized the completion of these interim financial statements on November 11, 2009, so that subsequent events occurring until this date that might have impacted on the interim financial statements are herein considered.

Page: 61

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

(Amounts in Thousands of Brazilian Reais - R$, Unless Otherwise Stated)

1.	OPERATING ACTIVITIES

Business Performance

During the third quarter of 2009, pulp sales reached 722 thousand tons (Consolidated - 743 thousand tons), recording an increase of 10% in relation to the same quarter of the prior year, being 98% of the sales destined to the external market. The average net price in the third quarter of 2009 was US$393/t (Consolidated - US$464/t), representing a decrease of 34% (Consolidated - decrease of 32%) compared to the price of US$595/t (Consolidated - US$679/t) in the same quarter of 2008.

Operational Performance

In the third quarter the Company's pulp production reached 740 thousand tons, representing an increase of 10% over the same period of 2008. The unit cost of production in the third quarter of 2009 was R$615, representing a decrease of 12% over the same period of the previous year.

Parent Company

COST ANALYSIS (not reviewed by the Independent Auditor)

R$/ton	3rd Quarter 2009	3rd Quarter 2008
Cost of sales (*)	689	770
Commercial expenses	22	23
Administrative expenses	42	48
Other operating expenses (income) (**)	71	162
Total	824	1,003
Production cost (R$/t)	615	698
Tonnes sold	721,962	651,205
Tonnes produced	710,250	669,960

(*) Includes average cost of inventory plus cost of freight and insurance R$79 ton (2008 – R$82/ton).

(**) Does not include foreign exchange rate changes/inflation adjustment and revenues/ financial expenses/equity in subsidiaries.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2	.	CHANGES IN FINANCIAL LIABILITIES
		Company
		In thousands of reais
			9/30/2009	6/30/2009
		Loans and financing
		Local currency	582,774	2,113,131
		Foreign currency	1,494,310	2,787,917
		Total Gross Debt	2,077,084	4,901,048
		Cash and banks, and short- and
		long-term investments
		Cash and investments	2,180	2,966
		Short- and long-term investments	314,976	414,517
		Total funds	317,156	414,483
		Net debt (i)	1,759,928	4,486,565
		Consolidated
		In thousands of reais
			9/30/2009	6/30/2009
		Loans and financing
		Local currency	959,860	2,507,548
		Foreign currency	6,627,122	5,650,355
		Total Gross Debt	7,586,982	8,157,903
		Cash and banks, and short- and
		long-term investments
		Cash and investments	160,125	187,638
		Short- and long-term investments	336,629	427,296
		Total funds	496,754	614,934
		Net debt (i)	7,090,228	7,542,969

(i) Net debt is not an official BRGAAP financial indicator and does not represent cash flows for the period indicated and should not replace cash flows as a measure of liquidity or cash generation. The calculation of net debt does not have a standard definition, thus it must not be compared to net debt of other companies. Additionally, the Company believes that certain investors and financial analysts use net debt as an indicator of liquidity and financial leverage.

Page: 63

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

3. OPERATING INVESTMENTS

Property, plant and equipment investments in the quarter totaled R$60.4 million (Consolidated - R$77.0 million), against R$500.3 million (Consolidated - R$567.0 million) in the same period of the previous year, and were allocated mainly in the industrial areas (R$15.6 million), lands and forests (R$2.5 million), Veracel (R$16.1 million), forestry activities (R$35.7 million), forests (R$6.8 million) and other investments (R$0.3 million) -consolidated amounts.

Page: 64

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

Page: 65

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 9/30/2009	4 – DATE – 6/30/2009
1	TOTAL ASSETS	10,243,979	10,623,102
1.1	CURRENT ASSETS	3,801,998	2,122,559
1.1.1	CASH AND CASH EQUIVALENTS	160,125	187,638
1.1.1.1	CASH AND BANKS	9,104	15,000
1.1.1.2	CASH INVESTMENTS	151,021	172,638
1.1.2	RECEIVABLES	825,223	883,007
1.1.2.1	TRADE ACCOUNTS RECEIVABLE	568,590	562,818
1.1.2.1.1	TRADE ACCOUNTS RECEIVABLE - PULP	536,048	533,072
1.1.2.1.2	TRADE ACCOUNTS RECEIVABLE - PAPER	19,753	16,262
1.1.2.1.3	TRADE ACCOUNTS RECEIVABLE - WOOD	1,739	3,820
1.1.2.1.4	TRADE ACCOUNTS RECEIVABLE – OTHER	11,050	9,664
1.1.2.2	OTHER RECEIVABLES	256,633	320,189
1.1.2.2.1	EMPLOYEES	3,943	4,469
1.1.2.2.2	SUPPLIERS	1,846	1,845
1.1.2.2.3	TAXES	233,185	280,921
1.1.2.2.4	OTHER	17,659	32,954
1.1.3	INVENTORIES	464,225	469,444
1.1.3.1	SUPPLIES	102,197	145,207
1.1.3.2	RAW MATERIALS	51,798	68,881
1.1.3.3	FINISHED GOODS	309,640	254,656
1.1.3.4	PRODUCTION IN PROCESS	0	0
1.1.3.5	OTHER	590	700
1.1.4	OTHER	2,352,425	582,470
1.1.4.1	DEBT SECURITIES	330,171	420,804
1.1.4.2	SORT-TERM INVESTMENTS	0	0
1.1.4.3	DERIVATIVES	57,314	29,457
1.1.4.4	PREPAID EXPENSES	43,133	35,298
1.1.4.5	ASSETS AVAILABLE FOR SALE	1,921,807	96,911
1.1.4.6	RETENTION ON FINANCING CONTRACT	0	0
1.1.4.7	OTHER	0	0
1.2	NONCURRENT ASSETS	6,441,981	8,500,543
1.2.1	LONG-TERM ASSETS	704,208	928,461

Page: 66

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
1.2.1.1	OTHER RECEIVABLES	665,256	888,777
1.2.1.1.1	TRADE ACCOUNTS RECEIVABLE	54,126	32,006
1.2.1.1.2	SUPPLIERS	273,668	295,255
1.2.1.1.3	TAXES	106,679	115,783
1.2.1.1.4	OTHER	0	11,725
1.2.1.1.5	DEFERRED TAXES	230,783	434,008
1.2.1.2	DUE FROM RELATED PARTIES	0	9,168
1.2.1.2.1	ASSOCIATES	0	0
1.2.1.2.2	SUBSIDIARIES	0	9,168
1.2.1.2.3	OTHER RELATED PARTIES	0	0
1.2.1.3	OTHER	38,952	30,516
1.2.1.3.1	LONG-TERM INVESTMENTS	6,458	6,492
1.2.1.3.2	DERIVATIVE	0	0
1.2.1.3.3	ESCROW DEPOSITS	31,629	22,796
1.2.1.3.4	RETENTION ON FINANCING CONTRACT	0	0
1.2.1.3.5	OTHER	865	1,228
1.2.2	PERMANENT ASSETS	5,737,773	7,572,082
1.2.2.1	INVESTMENTS	15,404	18,946
1.2.2.1.1	ASSOCIATES	15,404	15,724
1.2.2.1.3	SUBSIDIARIES	0	0
1.2.2.1.5	OTHER INVESTMENTS	0	3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	5,648,824	7,480,456
1.2.2.2.1	LAND	878,255	1,437,845
1.2.2.2.2	BUILDINGS	734,301	818,006
1.2.2.2.3	MACHINERY, EQUIPMENT AND IMPLEMENTS	2,385,162	2,908,181
1.2.2.2.4	FORESTS	1,091,045	1,449,807
1.2.2.2.5	ADVANCES TO SUPPLIERS	288,104	347,340
1.2.2.2.6	CONSTRUCTION IN PROGRESS	237,346	429,111
1.2.2.2.7	OTHER	34,611	90,166
1.2.2.3	INTANGIBLE ASSETS	73,545	72,680
1.2.2.4	DEFERRED CHARGES	0	0
1.2.2.4.1	INDUSTRIAL	0	0
1.2.2.4.2	FORESTRY	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0
1.2.2.4.4	GOODWILL ON MERGER OF ENTITY	0	0
1.2.2.4.5	OTHER	0	0

Page: 67

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,243,979	10,623,102
2.1	CURRENT LIABILITIES	1,330,818	1,239,310
2.1.1	LOANS AND FINANCING	1,012,708	922,189
2.1.1.1	LOANS AND FINANCING	1,012,708	920,569
2.1.1.2	DERIVATIVES	0	1,620
2.1.2	DEBENTURES	0	0
2.1.3	TRADE ACCOUNTS PAYABLE	212,261	207,597
2.1.4	TAXES	30,497	41,687
2.1.5	DIVIDENDS PAYABLE	1,393	1,398
2.1.6	PROVISIONS	57,030	53,783
2.1.6.1	VACATION AND 13th SALARY	33,514	34,948
2.1.6.2	PROFIT SHARING	23,516	18,835
2.1.7	DUE TO RELATED PARTIES	6,508	8,171
2.1.8	OTHER	10,061	4,485
2.1.8.1	ASSETS AVAILABLE FOR SALE	0	0
2.1.8.2	OTHER	10,061	4,485
2.2	NONCURRENT LIABILITIES	6,957,673	7,791,480
2.2.1	LONG-TERM LIABILITIES	6,957,673	7,791,480
2.2.1.1	LOANS AND FINANCING	6,574,274	7,237,334
2.2.1.1.1	LOANS AND FINANCING	6,574,274	7,237,334
2.2.1.1.2	DERIVATIVES	0	0
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISIONS	295,182	467,164
2.2.1.3.1	LABOR CONTINGENCIES	23,831	23,353
2.2.1.3.2	TAX CONTINGENCIES	271,351	443,811
2.2.1.3.3	DEFERRED INCOME TAX	0	0
2.2.1.4	DUE TO RELATED PARTIES	0	0
2.2.1.5	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.2.1.6	OTHER	88,217	86,982
2.2.1.6.1	TRADE ACCOUNTS PAYABLE	13,254	13,254
2.2.1.6.2	OTHER	74,963	73,728
2.3	DEFERRED INCOME	0	0
2.4	MINORITY INTEREST	21,274	21,785

Page: 68

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                     Date - 09/30/2009
VOLUNTARY RESTATEMENT

01.01 - IDENTIFICATION

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2009	4 – DATE – 06/30/2009
2.5	SHAREHOLDERS’ EQUITY	1,934,214	1,570,527
2.5.1	CAPITAL	2,871,781	2,871,781
2.5.1.1	COMMON STOCK	1,266,551	1,266,551
2.5.1.2	PREFERRED STOCK	1,605,230	1,605,230
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVES	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES/ASSOCIATES	0	0
2.5.4	EARNINGS RESERVES	0	(8,986)
2.5.4.1	LEGAL	0	0
2.5.4.2	BYLAWS	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	0	0
2.5.4.6	SPECIAL FOR UNPAID DIVIDENDS	0	0
2.5.4.7	OTHER EARNINGS RESERVES	0	(8,986)
2.5.4.7.1	TREASURY SHARES	0	(8,986)
2.5.5	VALUATION ADJUSTMENTS TO EQUITY	0	0
2.5.5.1	MARK-TO-MARKET OF SECURITIES	0	0
2.5.5.2	CUMULATIVE TRANSLATION ADJUSTMENTS	0	0
2.5.5.3	BUSINESS COMBINATION ADJUSTMENTS	0	0
2.5.6	RETAINED EARNINGS (ACCUMULATED LOSSES)	(937,567)	(1,292,268)
2.5.7	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

Page: 69

(Convenience Translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                                                                          Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                                                                               Date - 09/30/2009
VOLUNTARY RESTATEMENT

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2009 TO : 09/30/2009	4 FROM: 01/01/2009 TO : 09/30/2009	5 – FROM: : 07/01/2008 TO : 09/30/2008	6 – FROM: 01/01/2008 TO : 09/30/2008
3.1	GROSS SALES AND SERVICES REVENUE	758,149	2,522,450	941,746	2,995,826
3.2	SALES TAXES AND OTHER DEDUCTIONS	(67,871)	(198,224)	(95,375)	(320,488)
3.3	NET REVENUE	690,278	2,324,226	846,371	2,675,338
3.4	COST OF SALES AND SERVICES	(557,253)	(1,910,248)	(589,778)	(1,841,064)
3.5	GROSS PROFIT	133,025	413,978	256,593	834,274
3.6	OPERATING (EXPENSES) INCOME	417,983	1,136,413	(2,711,475)	(2,860,889)
3.6.1	SELLING	(37,426)	(130,069)	(39,007)	(126,340)
3.6.2	GENERAL AND ADMINISTRATIVE	(38,354)	(98,478)	(39,801)	(102,220)
3.6.3	FINANCIAL	545,474	1,388,256	(2,498,229)	(2,409,951)
3.6.3.1	FINANCIAL INCOME	511,567	1,634,962	(2,439,644)	2,099,179)
3.6.3.1.1	SHORT-TERM INVESTMENTS AND OTHER INCOME	12,357	57,004	31,690	86,584
3.6.3.1.2	DERIVATIVES	39,004	175,495	(2,100,036)	(1,966,381)
3.6.3.1.3	EXCHANGE AND MONETARY VARIANCES	460,296	1,402,463	(371,298)	(219,382)
3.6.3.2	FINANCIAL EXPENSES	33,817	(246,706)	(58,585)	(310,772)
3.6.4	OTHER OPERATING INCOME	16,595	52,520	25,542	55,708
3.6.5	OTHER OPERATING EXPENSES	(67,987)	(74,838)	(159,263)	(276,517)
3.6.6	EQUITY IN SUBSIDIARIES	(319)	(978)	(717)	(1,569)
3.7	OPERATING INCOME (EXPENSES)	551,008	1,550,391	(2,454,882)	(2,026,615)
3.8	NONOPERATING (EXPENSES) INCOME	0	0	0	0
3.8.1	INCOME	0	0	0	0
3.8.2	EXPENSES	0	0	0	0
3.9	INCOME (LOSS) BEFORE INCOME TAXES AND PROFIT SHARING	551,008	1,550,391	(2,454,882)	(2,026,615)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(15,310)	(19,319)	2,037	(39,819)
3.11	DEFERRED INCOME TAXES	(172,522)	(534,165)	796,207	686,742
3.12	PROFIT SHARING AND STATUTORY ALLOCATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	PROFIT SHARING	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	155,000
3.14	MINORITY INTEREST	511	(10,349)	(1,025)	(2,809)
3.15	NET INCOME	363,687	986,558	(1,657,663)	(1,227,501)

	NUMBER OF OUTSTANDING SHARES (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588

Page: 70

(Convenience Translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                                                                          Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                                                                               Date - 09/30/2009
VOLUNTARY RESTATEMENT

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

EARNINGS PER SHARE	0.35289	0.95728
LOSS PER SHARE			(1.60846)	(1.19107)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2009 TO : 09/30/2009	4 FROM: 01/01/2009 TO : 09/30/2009	5 – FROM: : 07/01/2008 TO : 09/30/2008	6 – FROM: 01/01/2008 TO : 09/30/2008
4.01	NET CASH FROM OPERATING ACTIVITIES	14,977	742,410	225,435	783,993
4.01.01	CASH GENERATED BY OPERATING ACTIVITIES	53,906	251,661	308,311	1,007,113
4.01.01.01	NET INCOME (LOSS)	363,687	986,558	(1,657,663)	(1,227,501)
4.01.01.02	DEPRECIATION, AMORTIZATION AND DEPLETION	160,882	465,493	186,014	531,605
4.01.01.03	EQUITY ON SUBSIDIARIES	319	977	717	1,569
4.01.01.04	DERIVATIVES	(29,477)	(174,411)	2,098,624	2,019,329
4.01.01.05	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	172,522	534,165	(796,207)	(686,742)
4.01.01.06	EXCHANGE AND MONETARY VARIANCES	(460,290)	(1,401,356)	371,913	221,387
4.01.01.07	RESERVE FOR CONTINGENCIES, NET	(171,287)	(157,046)	11,351	19,175
4.01.01.08	ALLOWANCE FOR LOSS OF TAX CREDITS	15,929	17,737	87,557	123,363
4.01.01.09	RESIDUAL VALUE OF PROPERTY, PLANT AND EQUIPMENT WRITTEN-OFF	(3,177)	(25,254)	6,005	4,928
4.01.01.10	ALLOWANCE (REVERSAL) FOR TAX CREDIT LOSS	0	0	0	0
4.01.01.11	ASSETS AVAILABLE FOR SALE	4,798	4,798	0	0
4.01.02	DECREASE (INCREASE) IN ASSETS AND LIABILITIES	(38,929)	490,749	(82,876)	(223,120)
4.01.02.01	SHORT-TERM INVESTMENTS	9,221	564,512	(43,430)	(87,339)
4.01.02.02	TRADE ACCOUNTS RECEIVABLE	(44,999)	(54,305)	104,467	100,137
4.01.02.03	INVENTORIES	(57,968)	122,310	(120,642)	(187,189)
4.01.02.04	TAX CREDITS	1,058	20,100	(45,556)	(59,333)
4.01.02.05	OTHER RECEIVABLES	(13,492)	(14,987)	(874)	(15,226)
4.01.02.06	TRADE ACCOUNTS PAYABLE	35,818	(22,933)	(24,325)	38,486
4.01.02.07	ADVANCES FROM SUBSIDIARIES (INCLUDING INTEREST)	0	0	0	0
4.01.02.08	INTEREST ON LOANS AND FINANCING	20,761	(63,405)	15,601	13,390
4.01.02.09	INCOME TAX AND SOCIAL CONTRIBUTION	(9,550)	(82,278)	20,642	32,978
4.01.02.10	RESERVE FOR CONTINGENCIES	(726)	(6,356)	(5,585)	(72,881)
4.01.02.11	OTHER PAYABLES	23,389	33,497	15,826	13,857
4.01.02.12	ASSOCIATES / SUBSIDIARIES	(2,441)	(5,406)	0	0
4.01.03	OTHER	0	0	0	0

Page: 71

(Convenience Translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)                                                                                                                                                          Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                                                                               Date - 09/30/2009
VOLUNTARY RESTATEMENT

01 - CVM Code	02 - Company Name	03 - Taxpayer No.
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

4.02	NET CASH FROM INVESTING ACTIVITIES	10,277	(316,129)	(628,711)	(1,075,918)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD - THOUSANDS OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM: 07/01/2009 TO : 09/30/2009	4 FROM: 01/01/2009 TO : 09/30/2009	5 – FROM: : 07/01/2008 TO : 09/30/2008	6 – FROM: 01/01/2008 TO : 09/30/2008
4.02.01	SHORT-AND LONG-TERM INVESTMENTS	81,299	(33,579)	11,099	46,461
4.02.02	INVESTMENTS IN PERMANENT ASSETS	0	0	(74,952)	(74,952)
4.02.03	PROPERTY, PLANT AND EQUIPMENT	(76,961)	(299,945)	(566,992)	(1,054,496)
4.02.04	EFFECT OF CASH FROM ACQUISITION OF COMPANY	0	0	1,737	1,737
4.02.05	AMOUNTS RECEIVED FROM SALE OF PERMANENT ASSETS	5,939	17,395	397	5,332
4.03	NET CASH FROM FINANCING ACTIVITIES	(30,971)	(357,927)	660,000	519,721
4.03.01	ADDITIONS TO LOANS AND FINANCINGS	44,143	177,049	824,990	1,901,011
4.03.02	REPAYMENT OF LOANS AND FINANCING	(75,109)	(534,966)	(80,060)	(947,929)
4.03.03	DIVIDENDS / INTEREST ON CAPITAL	(5)	(10)	(84,930)	(433,361)
4.04	INFLATION ADJUSTMENT TO CASH AND CASH EQUIVALENTS	(21,796)	(49,152)	11,341	1,333
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,513)	19,202	268,065	229,129
4.05.01	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	187,638	140,923	56,219	95,155
4.05.02	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	160,125	160,125	324,284	324,284

Page: 72

Page: 73

Page: 74

The comments on consolidated performance for this quarter were disclosed together with the comments the Company’s performance, group 07.

Page: 75

The comments on investments were disclosed in note 3 of group 05.

Page: 76

Shareholding position of shareholders with more than 5% of the voting stock

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, stock positions as at September 30, 2009:

Parent Company:
Aracruz Celulose S.A.			CNPJ:	42.157.511/0001-61
Shareholding structure
					Stocks
Shareholders	Common			Preferred A		Preferred B		Total
	Number	%		Number	%	Number	%	Number	%
	Thousand			Thousand		Thousand		Thousand
S. Teófilo Repres, Participações S.A.	188,008	41.33		-	-	-	-	188,008	18.24
Newark Financial Inc.	127,506	28.03		-	-	-	-	127,506	12.37
Votorantim Celulose e Papel	75,414	16.58		-	-	3	-	75,414	7.32
Arapar S.A.	62,300	13.70		-	-	-	-	62,300	6.05
(1) Wellington Mgmt Company (2)	-	-		-	-	54,219	9.90	54,219	5.26
(1) Northern Cross Investments Ltd. (2)	-	-		-	-	53,903	9.84	53,903	5.23
Caixa Previd. Func. Banco do Brasil	-	-		-	-	31,694	5.79	31,694	3.08
Moise Yacoub Safra	1	-		13,868	49.60	28,938	5.28	42,806	4.15
Joseph Yacoub Safra	-	-		13,868	49.60	28,938	5.28	42,806	4.15
AC0 FIMM INV NO EXTERIOR						28,773	5.25	28,773	2.79
Others	1,680	0.37		221	0.80	321,258	58.65	323,159	31.36
Total	454,908	100.00		27,957	100.00	547,723	100.00	1,030,588	100.00

(1)	Foreign companies.

(2)	Managers of several mutual funds/Figures provided by Thompson One – 10/05/2009

Page: 77

Position as at September 30, 2009
Parent Company:					CNPJ:
Newark Financial Inc.
Shareholding structure
			Stocks
Shareholders	Common		Preferred			Total
	Number %		Number		%	Number		%
Votorantim Celulose e Papel S.A.	50,000	100.00		-	-	50,000		100.00
Total	50,000	100.00		-	-	50,000 100.00

Parent Company:
Votorantim Celulose e Papel S.A.		CNPJ:	60.643.228/0001-21
Shareholding structure
				Stocks
Shareholders	Common			Preferred			Total
	Number		%	Number		%	Number	%
Votorantim Industriais S.A.	137,279,283		35.19		-	-	137,279,283	35.19
BNDES Participações S.A.	157,360,455		40.33		-	-	157,360,455	40.33
Board of Directors , Officers and Supervisory
Board	3,738		0.00		-	-	3,738	0.00
Others	95,520,876		24.48		-	-	95,520,876	24.48
Total	390,164,352		100.00		-	-	390,164,352	100.00

Parent Company:
Votorantim Industriais S.A		CNPJ:	03.407.049/0001-51
Shareholding structure
				Stocks
Shareholders	Common			Preferred			Total
	Number		%	Number		%	Number	%
Votorantim Participações S.A.	11,165,582,998		100.00		-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1		0.00		-	-	1	0.00
Fábio Ermírio de Moraes	1		0.00		-	-	1	0.00
Total	11,165,583,000		100.00		-	-	11,165,583,000	100.00

Page: 78

Parent Company:
Votorantim Participações S.A.			CNPJ:	61.082.582/0001-97
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number	%		Number	%	Number	%
Hejoassu Administração Ltda.	5,304,772,481	98.60		-	-	5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35		-	-	19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35		-	-	19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35		-	-	19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35		-	-	19,026,623	0.35
Total	5,380,878,973	100.00		-	-	5,380,878,973	100.00

Parent Company:
Hejoassu Administração Ltda.			CNPJ:	61.194.148/0001-07
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number	%		Number	%	Number	%
JEMF Participações S.A.	400,000	25.00		-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00		-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00		-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00		-	-	400,000	25.00
Total	1,600,000	100.00		-	-	1,600,000	100.00

Parent Company:
AEM Participações S.A.			CNPJ:	05.062.403/0001-89
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number	%		Number	%	Number	%
Antônio Ermírio de Moraes	684,729,100 100.00			-	-	684,729,100	100.00
JEMF Participações S.A.	-	-		300	33.33	300	0.00
ERMAN Participações S.A.	-	-		300	33.33	300	0.00
MRC Participações S.A.	-	-		300	33.34	300	0.00
Total	684,729,100		100.00	900	100.00	684,730,000	100.00

Page: 79

Parent Company:
ERMAN Participações S.A.			CNPJ:	05.062.376/0001-44
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number	%	Number		%	Number	%
Ermírio Pereira de Moraes	684,729,100	100.00	-		-	684,729,100	100.00
JEMF Participações S.A.	-	-	300		33.33	300	0.00
AEM Participações S.A.	-	-	300		33.33	300	0.00
MRC Participações S.A.	-	-	300		33.34	300	0.00
Total	684,729,100	100.00	900		100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.			CNPJ:	05.062.355/0001-29
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number	%	Number		%	Number	%
Maria Helena Moraes Scripilliti	684,729,100	100.00		-	-	684,729,100	100.00
JEMF Participações S.A.	-	-		300	33.33	300	0.00
AEM Participações S.A.	-	-		300	33.33	300	0.00
ERMAN Participações S.A.	-	-		300	33.34	300	0.00
Total	684,729,100	100.00		900	100.00	684,730,000	100.00

Parent Company:
JEMF Participações S.A.			CNPJ:	05.062.394/0001-26
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number		%	Number	%	Number	%
José Ermírio de Moraes Neto	228,243,033		33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033		33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034		33.34	-	-	228,243,034	33.34
AEM Participações S.A.		-	-	300	33.33	300	0.00
ERMAN Participações S.A.		-	-	300	33.34	300	0.00
MRC Participações S.A.		-	-	300	33.33	300	0.00
Total	684,729,100		100.00	900	100.00	684,730,000	100.00

Page: 80

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ:	00.383.281/0001-09
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number		%	Number	%	Number	%
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1		100.00	-	-	1	100.00
Total	1		100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES				CNPJ:	33.657.248/0001-89
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number		%	Number	%	Number	%
Federal Government	6,273,711,452		100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452		100.00	-	-	6,273,711,452	100.00

Parent Company:
ARAPAR S.A.		CNPJ:	29.282.803/0001-68
Shareholding structure
				Stocks
Shareholders	Common			Preferred		Total
	Number		%	Number	%	Number	%
Votorantim Celulose e Papel S.A.	915,508,707		100.00	239,945,340	100.00 1,155,454,047 100.00
Total	915,508,707		100.00	239,945,340	100.00 1,155,454,047 100.00

Page: 81

Parent Company:
São Teófilo Repres. Participações S.A.		CNPJ:	03.214.652/0001-17
Shareholding structure
				Stocks
Shareholders	Common			Preferred				Total
	Number		%	Number			%	Number	%
Votorantim Celulose e Papel S.A.	65,903,656		100.00	64,508,844			100.00	130,412,500 100.00
Total	65,903,656		100.00	64,508,844			100.00	130,412,500 100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ:	00.383.281/0001-09
Shareholding structure
				Stocks
Shareholders	Common			Preferred			Total
	Number		%	Number		%	Number		%
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1		100.00	-			-	1	100.00
Total	1		100.00	-			-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES					CNPJ:	33.657.248/0001-89
Shareholding structure
				Stocks
Shareholders	Common			Preferred			Total
	Number		%	Number		%	Number		%
Federal Government	6,273,711,452 100.00			-		-	6,273,711,452		100.00
Total	6,273,711,452 100.00			-		-	6,273,711,452		100.00

Page: 82

Shareholding position of Controlling Shareholders, Management, Members of the Supervisory Board and outstanding shares.

					Position on September 30, 2009
Shareholders	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Controlling Shareholders	453,228,535	99.6	0	0	0	0	453,228,535	43.98
S. Teófilo Repres. Participações S.A.	188,007,672	41.3	0	0	0	0	188,007,672	18.2

Newark financial Inc.	127,506,457	28.0	0	0	0	0	127,506,457	12.4
Votorantim Celulose e	75,414,199	16.6	0	0	0	0	75,414,199	7.3
Papel
Arapar S.A.	62,300,207	13.7	0	0	0	0	62,300,207	6.1
Management	0	0	0	0	17,814	0	17,814	0
Directors	0	0	0	0	616	0	616	0
Officers	0	0	0	0	17,198	0	17,198	0
			-
Supervisory Board	0	0	0	0	-	0	0	0
Other shareholders (1)	1,679,050	0.40	27,956,802	100.00	547,705,605	99.9	577,341,457	56.02
Total shares issued (2)	454,907,585	100.0	27,956,802	100.00	547,723,419	100.00	1,030,587,806	100.0
Outstanding shares (1)	1,679,050	0.40	27,956,802	100.00	547,705,605	99.9	577,341,457	56.02

(1)	Total shares issued less treasury shares, and shares held by directors (including alternates), officers and controlling shareholders.

(2)	Total number of shares subscribed and issued by the Company.

Page: 83

Shareholding position of Controlling Shareholders, Management, Members of the Supervisory Board and outstanding shares.

					Position on September 30, 2008
Shareholders	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Controlling Shareholders	439,400,228	96.5	27,736,642	99.2	57,875,517	10.5	525,012,387	50.85
Safra	127,506,457	28.0	27,736,642	99.2	57,875,517	10.5	213,118,616	20.64
VCP	127,506,457	28.0	-	0.0	-	0.0	127,506,457	12.35
São Teófilo Repres.	65,206,250	14.3		0.0		0.0	65,206,250	6.32
Participações S.A.
Lorentzen	62,300,207	13.7	-	0.0	-	0.0	62,300,207	6.03
BNDES	56,880,857	12.5					56,880,857	5.51
Management	1,905	0.0	-	0.0	44,617	0.0	46,522	0.00
Directors	1,905	0.0	-	0.0	27,419	0.0	29,324	0.00
Officers	0	0.0	-	0.0	17,198	0.0	17,198	0.00
			-
Supervisory Board	10	0.0	-	0.0	-	0.0	10	0.00
Treasury shares (1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.19
Other shareholders (2)	15,505,442	3.4	221,374	0.8	489,802,071	89.2	505,528,887	48.96
Total shares issued (3)	455,390,699	100.0	27,958,016	100.0	549,205,405	100.0	1,032,554,120	100.00
Outstanding shares (2)	15,505,442	3.4	221,374	0.8	489,802,071	89.2	505,528,887	48.96

(1)	Shares issued and bought back by the Company.

(2)	Total shares issued less treasury shares, and shares held by directors (including alternates), officers and controlling shareholders.

(3)	Total number of shares subscribed and issued by the Company.

Page: 84

     (Convenience Translation into English of original previously issued in Portuguese) INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Shareholders Aracruz Celulose S.A.

1.	We have reviewed the accounting information included in the accompanying interim financial statements of Aracruz Celulose S.A. and its subsidiaries (Company and Consolidated) for the quarter ended September 30, 2009, consisting of the balance sheet and the related statements of operations, changes in shareholders’ equity, cash flows and value added, the comments on performance and the related explanatory notes, prepared under the responsibility of the Company’s management. The review of the interim financial statements of Veracel Celulose S.A., a jointly controlled company, was carried out by other independent accountants. In the interim financial statements of Aracruz Celulose S.A., the investment in this company is reported under the equity method and represents an investment of R$1,318,742 thousand as at September 30, 2009 and equity in net income of this company totals R$46,514 thousand for the nine-month period ended September 30, 2009. The accounting information for Veracel Celulose S.A., reflecting proportional, total assets of R$1,777,777 thousand as at September 30, 2009, is included in the consolidated interim financial statements. Our review report, insofar as it relates to these investments and the related equity in subsidiaries, is based on the report of those other auditors.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the quarterly financial information; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our limited review and on the review report of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction 469/08.

4.	As mentioned in Note 3, the accounting practices adopted in Brazil were changed in 2008 and the effects of their first-time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and disclosed in the financial statements of December 31, 2008. The statements of operations and cash flows for the quarter ended September 30, 2008, in conjunction with information from the current quarter have not been adjusted for comparative purposes, as permitted by the CVM Circular CVM/SNC/SEP 02/2009.

Page: 85

5.	The interim financial statements mentioned in paragraph 1 also include comparative financial information on the results of operations and cash flows for the quarter ended September 30, 2008, obtained from the related interim financial statements for the quarter then ended. The limited review of the interim financial statements for the quarter ended September 30, 2008 was carried out by other independent accountants, who issued an unqualified review report thereon, dated October 16, 2008.

São Paulo, November 12, 2009 (Portuguese Original signed by): PricewaterhouseCoopers Independent Auditors CRC 2SP000160/O-5 “F” ES

Carlos Eduardo Guaraná Mendonça Accountant CRC 1SP196994/O “S” ES

Page: 86